Form 10-K, Exhibit 13
period 1996-12-31
HA LO INDUSTRIES INC
filed 1997-03-31
CIK 891285

           TO OUR SHAREHOLDERS:

           We are pleased to conclude another year of growth and achievement. Your company continues to consolidate the promotional products industry while enhancing its other marketing services. By means of internal growth and acquisitions we intend to extend our integrated marketing formula around the world.

           Sales of $255 million in 1996 were the highest in the 25 year history of the company and earnings increased 101% to $9.4 million. In each of our four years as a public company, HA-LO has achieved record sales and earnings. We have come a long way since 1993 when we reported sales of $36 million and earnings of $224,000. We continue to focus on developing operating efficiencies as we grow the business. Additionally, our shareholders received this year a 3 for 2 stock split in the second quarter and a 25% stock dividend in the fourth quarter.

           This past year brought us two key acquisitions. Creative Concepts in Advertising, the third largest company in the promotional products industry, allows HA-LO to extend its expertise from a national to an international client base. This acquisition, which closed in January 1997, represents HA-LO's fourth acquisition in the last three years of one of the 25 largest promotional products companies. We also expanded our service capabilities during 1996 by acquiring Market USA, a leading provider of outbound telemarketing services in the United States and Canada. Not only will this acquisition allow HA-LO to capitalize on the current trend toward outsourcing of telemarketing services, but it will also provide HA-LO a greater opportunity to provide integrated marketing solutions to its existing and prospective clients.

           One of our strategies to differentiate HA-LO is to develop exclusive product arrangements. We are excited by our new exclusive agreement with Champion Products Inc., a division of Sara Lee Corporation. Champion is the premier authentic athletic brand in sports apparel and approached HA-LO to capitalize on the growing demand for corporate logoed apparel. Having exclusive access to products like Champion provides our company with a significant competitive advantage.

           The promotional products industry continues to demonstrate double-digit revenue growth, outstripping other forms of advertising. This expanding recognition of the effectiveness of promotional products in today's marketing reality will help fuel your company's exciting vision for years to come.

           In 1997 we celebrate our 25th year anniversary. As I reflect on the growth of the company, I want to take this opportunity to acknowledge the dedication and professionalism of everyone in the HA-LO family. I would also like to thank our shareholders for the confidence you have expressed in us through your investment and look forward to sharing our progress and continued success with you.

           Sincerely,
           Lou Weisbach
           Chairman, President and
           Chief Executive Officer
           March 24, 1997

           1996 HIGHLIGHTS

           - Net income per share increased 61% to $.53 in 1996 from $.33 per share in 1995.

           - Sales increased 21% in 1996 and reached an all-time high of $255 million.

           - Reached agreement to acquire the third largest promotional products distributor in the industry. This acquisition was closed in January, 1997.

           - Expanded the Company's service capabilities through the acquisition of a leading telemarketing company.

           SELECTED FINANCIAL DATA

                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                           YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------
                                             1996        1995        1994        1993       1992
                                          ----------  ----------  ----------  ----------  ---------
STATEMENT OF OPERATIONS DATA (a):
Net Sales...............................  $  254,888  $  211,266  $  145,821  $  104,954  $  99,755
Net Income..............................  $    9,369  $    5,380  $    5,344  $    2,705  $   4,870
Pro forma Net Income (b)................         N/A  $    4,673  $    3,924  $    1,867  $   3,007
Net Income Per Share, Fully Diluted
 (c)....................................  $     0.53  $     0.33  $     0.32  $     0.16  $    0.31
Weighted Average Shares Out-standing,
 Fully Diluted (c)......................      17,581      14,091      12,188      12,030      9,622
BALANCE SHEET DATA
 (END OF YEAR) (a),(d):
Working Capital.........................  $   42,485  $   30,582  $   19,456  $   10,887  $   7,838
Total Assets............................  $   87,634  $   79,340  $   56,007  $   39,251  $  26,955
Long-term Debt..........................  $    2,902  $      836  $   12,591  $    6,158  $     671
Shareholders' Equity....................  $   57,247  $   44,783  $   17,389  $   13,032  $  10,615

           (a)In September, 1996 the Company acquired two affiliated telemarketing companies and in December, 1995 the Company acquired a distributor of promotional products. These acquisitions were accounted for as pooling-of-interests. Accordingly, the financial statements for all periods presented have been restated to include the results of these acquisitions.

           (b)The Company elected to be treated as an S Corporation for Federal income tax purposes through the initial public offering completed on November 4, 1992. Accordingly, the Company was not subject to Federal income taxes for such periods. Additionally, the acquisitions that were completed in September 1996 and December 1995 and accounted for as pooling-of-interests also had elected to be treated as S Corporations. Pro forma net income and net income per share amounts include an unaudited provision for Federal and state taxes at an effective rate of 38% in 1992, and 40% thereafter.

           (c)All years presented were retroactively adjusted to reflect shares issued in connection with the acquisitions discussed in note (a). Additionally, all share and per share data have been restated to reflect the three-for-two stock split and 25% stock dividend completed in 1996.

           (d)Excludes dividends of $3,612,000, $5,238,000,
              $1,276,000, $651,000, and $2,426,000 declared by the
              acquired companies in 1996, 1995, 1994, 1993, and 1992,
              respectively, prior to their acquisition by the Company.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS
           RESULTS OF OPERATIONS

           The following table sets forth for the years indicated the percent of net sales represented by each line item presented below from the Company's Statements of Income. All periods presented have been restated to include the results of acquisitions accounted for as pooling-of-interests.

                                                                             PERCENT OF NET SALES
                                                                     -------------------------------------
                                                                            YEAR ENDED DECEMBER 31,
                                                                     -------------------------------------
                                                                        1996         1995         1994
                                                                     -----------  -----------  -----------
Net Sales..........................................................      100.0%       100.0%       100.0%
Cost of Sales......................................................       71.6%        71.9%        70.3%
                                                                         -----        -----        -----
Gross Profit.......................................................       28.4%        28.1%        29.7%
Selling Expenses...................................................       11.9%        12.2%        13.1%
General and Administrative Expenses................................       10.5%        11.7%        11.6%
                                                                         -----        -----        -----
  Operating Income.................................................        6.0%         4.2%         5.0%
Other Income (Expenses), Net.......................................        0.1%        (0.6)%       (0.5)%
                                                                         -----        -----        -----
Income Before Income Taxes.........................................        6.1%         3.6%         4.5%
Provision for Income Taxes.........................................        2.5%         1.1%         0.8%
                                                                         -----        -----        -----
Net Income.........................................................        3.6%         2.5%         3.7%
                                                                         -----        -----        -----
                                                                         -----        -----        -----
Pro forma Net Income...............................................                     2.2%         2.7%
                                                                                      -----        -----
                                                                                      -----        -----

           YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED
           DECEMBER 31, 1995.

           Net sales increased 20.6% to $254.9 million in 1996 compared to 1995 net sales of $211.3 million. Virtually all of the $43.6 million increase was attributable to internal growth.

           Gross profit for 1996 was $72.4 million (28.4% of net sales), representing an increase of $13 million from 1995 gross profit of $59.4 million (28.1% of net sales). This increase is the result of the Company's sales growth. Gross profit as a percentage of net sales increased slightly in 1996 due to the Company's continued focus on profitable growth.

           Selling expenses as a percentage of net sales decreased to 11.9% in 1996 ($30.3 million) compared to 12.2% in 1995
           ($25.8 million). The $4.5 million increase relates primarily to commission expense resulting from the Company's sales growth. The .3% decrease as a percentage of net sales is primarily the result of increased sales to a significant customer which are not subject to the payment of the Company's standard commissions.

           General and administrative expenses as a percentage of net sales decreased to 10.5% in 1996 from 11.7% in 1995. This decrease is reflective of the Company's continued focus on increasing net sales without adding proportionate overhead expenses. Total general and administrative expenses increased to $26.9 million in 1996 from $24.6 million in 1995. This increase relates primarily to increased personnel and facilities costs necessary to support the sales growth achieved in 1996. Included in 1996 and 1995 results are non recurring charges of $1.7 million and $1.8 million related to the acquisitions of Market USA, Inc. and Marusa Marketing, Inc. (together MUSA) and Fletcher-Barnhardt & White, Inc. (FBW), respectively.

           Net interest income in 1996 was approximately $.4 million compared to net interest expense of $1.2 million in 1995. The difference is the result of proceeds from the Company's public offering in November, 1995 which were used primarily to reduce debt. Remaining proceeds were invested primarily in short term U.S. Government securities.

           YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED
           DECEMBER 31, 1994.

           Net sales increased 44.9% to $211.3 million in 1995 compared to 1994 sales of $145.8 million. Of the $65.5 million increase in sales, approximately $16 million related to acquisitions completed in 1995 and the remainder was due to internal growth.

           Gross profit for 1995 was $59.4 million (28.1% of net sales), representing an increase of $16.1 million from 1994 gross profit of $43.3 million (29.7% of net sales). This increase is the result of the Company's sales growth. The decrease in gross profit as a percentage of net sales is the result of increased sales to a significant customer, which are lower margin than the Company's other sales.

           Selling expenses increased to $25.8 million (12.2% of net sales) in 1995 compared to $19.1 million (13.1% of net sales) in 1994. The $6.7 million increase relates primarily to commission expense resulting from the Company's sales growth. The .9% decrease as a percentage of net sales is primarily the result of increased sales to a significant customer which are not subject to payment of the Company's standard commissions.

           General and administrative expenses as a percentage of sales remained constant in 1995 (11.7%) compared to 1994 (11.6%). Total general and administrative expenses increased to $24.6 million in 1995 from $16.9 million in 1994. The most significant factors in the $7.7 million increase relates to the $1.8 million non recurring charge in 1995 related to the FBW acquisition and a full year of overhead expenses related to acquisitions completed in 1994. Additionally, increased personnel and facilities costs were necessary to support the Company's sales growth.

           Net interest expense in 1995 was approximately $1.2 million compared to $.8 million in 1994. The increase relates to higher debt levels required primarily to fund the Company's acquisition activity and working capital needs.

           LIQUIDITY AND CAPITAL RESOURCES

           In November, 1995, the Company completed a public offering of its common stock and received proceeds of approximately $24.5 million. The majority of the proceeds were used to pay off the Company's debt. To a lesser extent, a portion of the proceeds were used to complete acquisitions and fund capital expenditures.

           Throughout 1996, the Company had a revolving credit facility with a bank providing for borrowings of up to $16 million. Interest on the facility was either the bank's prime rate or the London Interbank Offered Rate (LIBOR) plus 1.5%. In January, 1997, the Company entered into a new credit facility with three participating banks providing for borrowings of up to $65 million. The new agreement, which is a three year commitment, provides for a revolving line of credit of up to $45 million and an acquisition facility of up to $20 million. Interest on the new facility is either the bank's prime rate less .25% or LIBOR plus .375%-1%, based on a defined ratio.

           The Company's current ratio, an indication of liquidity, increased to 2.65 to 1 at December 31, 1996 compared to
           1.98 to 1 at December 31, 1995. Working capital for the same periods increased to $42.5 million from $30.6 million. A majority of the $11.9 million increase in working capital is attributable to the overall sales growth of the Company in 1996 compared to 1995.

           Capital expenditures, excluding acquisitions, were approximately $5.0 million in 1996 compared to $2.6 million in 1995. The increase between years relates primarily to expenditures for updating the Company's computer systems and investments to upgrade telemarketing call centers with state of the art technology.

           Overall, the Company believes that availability from its credit facility and cash flows from operations will be sufficient to satisfy its cash needs for the foreseeable future.

           INFLATION

           Management does not believe that inflation had a significant impact on the Company's results of operations for the years presented.

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                               YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------------
                                                         1996            1995            1994
                                                    --------------  --------------  --------------
NET SALES.........................................  $  254,887,550  $  211,265,658  $  145,821,206
COST OF SALES.....................................     182,442,369     151,858,537     102,473,334
                                                    --------------  --------------  --------------
    Gross profit..................................      72,445,181      59,407,121      43,347,872

SELLING EXPENSES..................................      30,338,182      25,776,848      19,124,057
GENERAL AND ADMINISTRATIVE EXPENSES...............      26,869,824      24,627,623      16,884,118
                                                    --------------  --------------  --------------
    Income from operations........................      15,237,175       9,002,650       7,339,697
                                                    --------------  --------------  --------------

OTHER INCOME (EXPENSE):
  Interest expense................................        (224,236)     (1,309,402)       (871,099)
  Interest income.................................         604,839          95,365          71,378
                                                    --------------  --------------  --------------
    Total other income (expense), net.............         380,603      (1,214,037)       (799,721)
                                                    --------------  --------------  --------------
    Income before income taxes....................      15,617,778       7,788,613       6,539,976
PROVISION FOR INCOME TAXES........................       6,248,279       2,408,541       1,195,712
                                                    --------------  --------------  --------------
NET INCOME FOR THE YEAR...........................  $    9,369,499  $    5,380,072  $    5,344,264
                                                    --------------  --------------  --------------
                                                    --------------  --------------  --------------
PRO FORMA INCOME DATA (unaudited):
  Net income as reported..........................                  $    5,380,072  $    5,344,264
  Pro forma adjustment to income taxes............                         706,844       1,420,012
                                                                    --------------  --------------
PRO FORMA NET INCOME..............................                  $    4,673,228  $    3,924,252
                                                                    --------------  --------------
                                                                    --------------  --------------
NET INCOME PER SHARE
 (unaudited pro forma for 1995 and 1994)
    Primary.......................................  $         0.54  $         0.34  $         0.32
    Fully diluted.................................  $         0.53  $         0.33  $         0.32
                                                    --------------  --------------  --------------
                                                    --------------  --------------  --------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
    Primary.......................................      17,364,198      13,577,749      12,188,184
    Fully diluted.................................      17,580,741      14,090,516      12,188,184
                                                    --------------  --------------  --------------
                                                    --------------  --------------  --------------

        The accompanying notes are an integral part of these statements.

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31,
                                                                       ----------------------------
                               ASSETS                                      1996           1995
---------------------------------------------------------------------  -------------  -------------
CURRENT ASSETS:
  Cash and equivalents...............................................  $   3,862,958  $   2,264,594
  Short-term investments.............................................      2,908,370      3,549,717
  Receivables-
    Trade............................................................     49,357,356     44,518,900
    Corporate fulfillment program....................................      2,380,537      3,665,877
    Advances due from salesmen.......................................        813,561      1,166,462
  Inventories........................................................      5,776,350      5,494,974
  Prepaid expenses and deposits......................................      3,116,050      1,225,793
                                                                       -------------  -------------
      Total current assets...........................................     68,215,182     61,886,317
                                                                       -------------  -------------
PROPERTY AND EQUIPMENT, net..........................................      9,682,494      7,674,505
                                                                       -------------  -------------
OTHER ASSETS:
  Intangible assets, net.............................................      6,743,690      7,887,243
  Samples............................................................      1,216,429      1,026,588
  Other..............................................................      1,776,207        865,592
                                                                       -------------  -------------
      Total other assets.............................................      9,736,326      9,779,423
                                                                       -------------  -------------
                                                                       $  87,634,002  $  79,340,245
                                                                       -------------  -------------
                                                                       -------------  -------------

                               LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Book overdraft.....................................................  $   1,218,122  $   2,161,161
  Accounts payable...................................................     13,277,100     16,269,312
  Accrued expenses-
    Commissions and wages............................................      6,684,616      6,334,419
    Other............................................................      3,492,029      5,473,669
  Due to related parties.............................................       --              123,910
  Deferred taxes-current.............................................      1,058,087        941,996
                                                                       -------------  -------------
      Total current liabilities......................................     25,729,954     31,304,467
                                                                       -------------  -------------
LONG-TERM DEBT.......................................................      2,901,785        836,336
                                                                       -------------  -------------
DEFERRED LIABILITIES.................................................      1,755,335      2,416,689
                                                                       -------------  -------------
COMMITMENTS AND CONTINGENCIES........................................

SHAREHOLDERS' EQUITY:
  Preferred stock, no par value; 10,000,000 shares authorized and
   none issued.......................................................       --             --
  Common stock, no par value; 25,000,000 shares authorized and
   16,756,109 and 16,181,863 issued and outstanding in 1996 and 1995,
   respectively......................................................     47,535,271     42,737,806
  Unearned compensation-restricted stock.............................       (794,375)    (1,000,000)
  Deferred marketing costs...........................................     (1,448,000)    (1,448,000)
  Cumulative translation adjustment..................................         33,904         22,249
  Retained earnings..................................................     11,920,128      4,470,698
                                                                       -------------  -------------
      Total shareholders' equity.....................................     57,246,928     44,782,753
                                                                       -------------  -------------
                                                                       $  87,634,002  $  79,340,245
                                                                       -------------  -------------
                                                                       -------------  -------------

      The accompanying notes are an integral part of these balance sheets.

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                      COMMON STOCK
                                                               ---------------------------
                                                                  SHARES                                    RETAINED
                                                                  ISSUED        AMOUNT         OTHER        EARNINGS
                                                               ------------  -------------  ------------  -------------
BALANCE, December 31, 1993...................................    12,091,895  $   8,485,764  $      5,198  $   4,542,240
  Transfer of S Corporation retained earnings................       --           7,476,546       --          (7,476,546)
  Dividends paid by acquired companies.......................       --            (392,000)      --            (884,416)
  Stock bonus in connection with acquisition of business.....        13,022         31,251       --            --
  Issuance of contingent shares for acquisition of
   business..................................................        93,750        262,500       --            --
  Translation adjustment.....................................       --            --              (5,452)      --
  Net income for the year....................................       --            --             --           5,344,264
                                                               ------------  -------------  ------------  -------------
BALANCE, December 31, 1994...................................    12,198,667     15,864,061          (254)     1,525,542
  Dividends paid by acquired companies.......................       --          (2,802,648)      --          (2,434,916)
  Issuance of shares in connection with acquisitions.........       227,484        852,068       --            --
  Issuance of stock warrants.................................       --           1,448,000    (1,448,000)      --
  Issuance of restricted stock...............................       300,000      1,200,000    (1,200,000)      --
  Amortization of unearned compensation......................       --            --             200,000       --
  Recognition of tax benefits from stock options and
   restricted stock..........................................       --             495,466       --            --
  Exercise of stock options..................................        80,852        214,529       --            --
  Issuance of shares for cash................................     3,374,860     25,466,330       --            --
  Translation adjustment.....................................       --            --              22,503       --
  Net income for the year....................................       --            --             --           5,380,072
                                                               ------------  -------------  ------------  -------------
BALANCE, December 31, 1995...................................    16,181,863     42,737,806    (2,425,751)     4,470,698
  Dividends paid by acquired companies.......................       --          (1,691,579)      --          (1,920,069)
  Stock bonus in connection with acquisition of business.....         5,435         62,500       --            --
  Issuance of shares in connection with acquisitions.........           429          9,866       --            --
  Issuance of restricted stock...............................         1,562         34,375       (34,375)      --
  Amortization of unearned compensation......................       --            --             240,000       --
  Recognition of tax benefits from stock options and
   restricted stock..........................................       --           5,243,790       --            --
  Exercise of stock options and warrants.....................       614,305      2,000,013       --            --
  Repurchase of common stock.................................       (47,485)      (861,500)      --            --
  Translation adjustment.....................................       --            --              11,655       --
  Net income for the year....................................       --            --             --           9,369,499
                                                               ------------  -------------  ------------  -------------
BALANCE, December 31, 1996...................................    16,756,109  $  47,535,271  $ (2,208,471) $  11,920,128
                                                               ------------  -------------  ------------  -------------
                                                               ------------  -------------  ------------  -------------


                                                                    TOTAL
                                                                SHAREHOLDERS'
                                                                   EQUITY
                                                               ---------------
BALANCE, December 31, 1993...................................   $  13,033,202
  Transfer of S Corporation retained earnings................        --
  Dividends paid by acquired companies.......................      (1,276,416)
  Stock bonus in connection with acquisition of business.....          31,251
  Issuance of contingent shares for acquisition of
   business..................................................         262,500
  Translation adjustment.....................................          (5,452)
  Net income for the year....................................       5,344,264
                                                               ---------------
BALANCE, December 31, 1994...................................      17,389,349
  Dividends paid by acquired companies.......................      (5,237,564)
  Issuance of shares in connection with acquisitions.........         852,068
  Issuance of stock warrants.................................        --
  Issuance of restricted stock...............................        --
  Amortization of unearned compensation......................         200,000
  Recognition of tax benefits from stock options and
   restricted stock..........................................         495,466
  Exercise of stock options..................................         214,529
  Issuance of shares for cash................................      25,466,330
  Translation adjustment.....................................          22,503
  Net income for the year....................................       5,380,072
                                                               ---------------
BALANCE, December 31, 1995...................................      44,782,753
  Dividends paid by acquired companies.......................      (3,611,648)
  Stock bonus in connection with acquisition of business.....          62,500
  Issuance of shares in connection with acquisitions.........           9,866
  Issuance of restricted stock...............................        --
  Amortization of unearned compensation......................         240,000
  Recognition of tax benefits from stock options and
   restricted stock..........................................       5,243,790
  Exercise of stock options and warrants.....................       2,000,013
  Repurchase of common stock.................................        (861,500)
  Translation adjustment.....................................          11,655
  Net income for the year....................................       9,369,499
                                                               ---------------
BALANCE, December 31, 1996...................................   $  57,246,928
                                                               ---------------
                                                               ---------------

        The accompanying notes are an integral part of these statements.

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                 1996        1995         1994
                                                              ----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income for the year...................................  $9,369,499  $ 5,380,072  $ 5,344,264
  Adjustments to reconcile net income to net cash provided
   by (used for) operating activities-
    Depreciation and amortization...........................   3,885,328    3,005,295    1,869,168
    Deferred taxes..........................................    (541,953)    (858,652)    (286,000)
    Increase in cash surrender value........................     (14,837)     --          (106,531)
    Loss on lease buyout....................................      --            2,772      --
    Increase in deferred liabilities-other..................      30,040      192,054      268,805
    Stock issued in connection with bonus...................      --          --            31,251
  Changes in assets and liabilities, net of effects of
   acquired companies-
    Receivables.............................................  (2,908,203) (10,221,876) (10,858,233)
    Inventories.............................................    (252,944)  (1,033,105)  (2,055,271)
    Prepaid expenses and deposits...........................  (1,933,217)     365,130     (224,632)
    Accounts payable and accrued expenses...................   1,080,495    6,858,817    3,192,222
                                                              ----------  -----------  -----------
        Net cash provided by (used for) operating
         activities.........................................   8,714,208    3,690,507   (2,824,957)
                                                              ----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.......................  (4,950,703)  (2,598,519)  (1,988,113)
  Purchases of samples......................................    (518,924)    (543,236)    (280,957)
  (Increase) decrease in short-term investments.............     641,347   (3,549,717)     --
  (Increase) decrease in other assets.......................    (181,864)      10,402       40,910
  Decrease in deferred liabilities..........................    (628,802)    (570,777)    (497,541)
  Cash paid for acquisitions................................      (9,988)  (1,845,890)    (844,756)
                                                              ----------  -----------  -----------
        Net cash used for investing activities..............  (5,648,934)  (9,097,737)  (3,570,457)
                                                              ----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term debt and notes payable..............      --       (5,504,197)  (1,973,057)
  Net borrowings (payments) under line of credit............   2,023,693  (10,724,252)   7,825,540
  Advances to (repayments from) related party...............    (123,910)     157,839      (67,622)
  Policy loan proceeds......................................      --          --         1,030,747
  Decrease (increase) in book overdraft.....................    (943,039)   1,357,257      803,904
  Cash dividends paid by acquired entities..................  (3,573,822)  (5,237,564)  (1,412,147)
  Net proceeds from issuance of common stock................   2,000,013   25,680,859      --
  Repurchase of common stock................................    (861,500)     --           --
                                                              ----------  -----------  -----------
        Net cash provided by (used for) financing
         activities.........................................  (1,478,565)   5,729,942    6,207,365
                                                              ----------  -----------  -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
 EQUIVALENTS................................................      11,655       22,503       (5,452)
                                                              ----------  -----------  -----------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS.............   1,598,364      345,215     (193,501)

CASH AND EQUIVALENTS, beginning of year.....................   2,264,594    1,919,379    2,112,880
                                                              ----------  -----------  -----------
CASH AND EQUIVALENTS, end of year...........................  $3,862,958  $ 2,264,594  $ 1,919,379
                                                              ----------  -----------  -----------
                                                              ----------  -----------  -----------

        The accompanying notes are an integral part of these statements.

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           NOTE 1. DESCRIPTION OF THE BUSINESS

           HA-LO Industries, Inc. and Subsidiaries (the "Company") is engaged in the business of providing integrated marketing and promotions solutions to corporate clients primarily in the United States. The Company's core business is the distribution of promotional products. These products are provided by more than 2,500 vendors and marketed by the Company's national network of sales representatives. In addition, the Company provides telemarketing and customer management services for clients primarily in the financial services, insurance and telecommunications industries. The Company also provides sports marketing, event planning and advertising agency services to its clientele.

           NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

               A. PRINCIPLES OF CONSOLIDATION

               The accompanying consolidated financial statements include the accounts of HA-LO Industries, Inc. and its subsidiaries. All intercompany transactions and accounts have been eliminated. The financial statements are prepared on the accrual basis of accounting. The principal accounting policies of the Company follow.

               B. REVENUE RECOGNITION

               The majority of the Company's revenues are derived from the distribution of promotional products. Revenues from such services are recognized when merchandise is shipped to customers. The Company's telemarketing revenues are recognized as services are performed.

               C. PROPERTY AND EQUIPMENT

               Property and equipment are recorded at cost and are depreciated for financial reporting purposes over the estimated useful lives on a straight-line basis as follows:

    Buildings.....................................................  15-39 years
    Furniture, fixtures and equipment.............................   5-10 years
    Computer and telephone equipment..............................    5-7 years
    Vehicles......................................................      5 years
                                                                        Life of
    Leasehold improvements........................................        lease
                                                                    -----------
                                                                    -----------

           Property and equipment at December 31 are composed of the following:

                                                                           1996           1995
                                                                       -------------  -------------
    Land.............................................................  $     136,000  $     136,000
    Buildings........................................................        349,000        654,000
    Furniture, fixtures and equipment................................      5,754,000      4,743,000
    Computer and telephone equipment.................................      9,625,000      6,706,000
    Vehicles.........................................................         50,000         95,000
    Leasehold improvements...........................................        594,000        472,000
                                                                       -------------  -------------
                                                                          16,508,000     12,806,000
    Less - Accumulated depreciation..................................      6,826,000      5,131,000
                                                                       -------------  -------------
Property and equipment, net..........................................  $   9,682,000  $   7,675,000
                                                                       -------------  -------------
                                                                       -------------  -------------

               D. INTANGIBLES

               Intangible assets consist primarily of the cost of purchased businesses in excess of the fair value of net assets acquired and are amortized on a straight-line basis over periods ranging from seven to fifteen years. The Company regularly reviews the performance of acquired businesses to evaluate the realizability of the underlying goodwill. Amortization expense in 1996, 1995 and 1994 was approximately $1,284,000 $1,129,000, and $543,000, respectively.
           Accumulated amortization of goodwill as of December 31, 1996 and 1995 was $3,016,000 and $1,796,000, respectively.

               E. INVENTORIES

               Inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

               F. SAMPLES

               Samples are an integral part of the Company's core business and are used to generate sales growth. The Company's policy is to capitalize purchased samples and amortize them on a straight-line basis over a six-year useful life. Amortization expense in 1996, 1995 and 1994 was approximately $329,000, $304,000 and $189,000, respectively.

               G. SIGNIFICANT CUSTOMERS

               Approximately 15% and 14% of net sales in 1996 and 1995, were from one customer. In 1994, another customer accounted for approximately 11% of net sales. As of December 31, 1996 approximately $9.5 million of the Company's accounts receivable was from a significant customer substantially all of which was collected during the first two months of 1997.

               H. STATEMENTS OF CASH FLOWS

               The Company considers investments purchased with an original maturity of three months or less to be cash equivalents. Supplemental cash flow information includes the following:

                                                               1996          1995          1994
                                                           ------------  ------------  ------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION--
Cash paid during the year for interest...................  $    224,000  $  1,300,000  $    879,000
Cash paid during the year for income taxes...............  $  1,616,000  $  1,846,000  $  1,223,000
                                                           ------------  ------------  ------------
                                                           ------------  ------------  ------------
SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES--
Recognition of common shares issued in connection with
 acquisitions............................................  $     10,000  $    852,000  $    263,000
Recognition of tax benefits from exercise of stock
 options and restricted stock............................  $  5,244,000  $    495,000       --
                                                           ------------  ------------  ------------
                                                           ------------  ------------  ------------

               I. SHORT-TERM INVESTMENTS

               The Company classifies investments purchased with an original maturity of three to twelve months as short-term investments. Such investments, which are held-to-maturity, relate primarily to tax exempt securities and are carried at cost plus accrued interest.

               J. FOREIGN CURRENCY TRANSLATION

               One of the Company's wholly-owned telemarketing subsidiaries has operations in Canada. Revenues and expenses are translated at average rates in effect at the time of the underlying transaction, with gains or losses included in income. Assets and liabilities of this entity are translated at year-end exchange rates with gains and losses resulting from such translation included in shareholders' equity.

               K. USE OF ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               L. NEW ACCOUNTING PRONOUNCEMENTS

               In 1996, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting For The Impairment of Long-Lived Assets and For Long-Lived Assets To Be Disposed Of". Adoption of this statement did not have a material impact on the financial statements.

               M. RECLASSIFICATION

               Certain amounts in previously issued financial statements have been reclassified to conform to 1996 classifications.

           NOTE 3. RECEIVABLES:

           The Company provides services to customers in diversified industries and grants unsecured trade credit to customers in the normal course of business. Receivables in the accompanying consolidated balance sheets are net of reserves for doubtful accounts of approximately $429,000 as of December 31, 1996 and $904,000 as of December 31, 1995. The Company also makes advances to its sales representatives, which are applied against commissions to be earned.

           NOTE 4. INCOME TAXES:

           The Company's provision for income taxes consists of the following amounts:

                                                               1996          1995          1994
                                                           ------------  ------------  ------------
Current provision........................................  $  6,790,000  $  3,268,000  $  1,482,000
Deferred benefit.........................................      (542,000)     (859,000)     (286,000)
                                                           ------------  ------------  ------------
  Total provision........................................  $  6,248,000  $  2,409,000  $  1,196,000
                                                           ------------  ------------  ------------
                                                           ------------  ------------  ------------

           The Company's effective tax rate is reconciled to the Federal statutory rate as follows:

                                                                                 1996       1995       1994
                                                                               ---------  ---------  ---------
Federal statutory rate.......................................................       34.0%      34.0%      34.0%
State income taxes (net of Federal benefit)..................................        5.0        5.0        4.3
Non-taxable S Corporation earnings (Note 9)..................................         --       (9.0)     (21.7)
Other........................................................................        1.0        1.0        1.7
                                                                                     ---        ---  ---------
  Effective tax rate.........................................................       40.0%      31.0%      18.3%
                                                                                     ---        ---  ---------
                                                                                     ---        ---  ---------

           Deferred income taxes result from temporary differences in the recognition of revenue and expense items for income tax and financial reporting purposes and are summarized as follows:

                                                                              (ASSET)/LIABILITY
                                                                          -------------------------
                                                                              1996         1995
                                                                          ------------  -----------
Deferred taxes -current
  Guaranteed sales, net of related commissions..........................  $    260,000  $   411,000
  Credits due...........................................................       913,000      545,000
  Advanced commissions..................................................       136,000       78,000
  Non-deductible reserves...............................................      (291,000)    (242,000)
  Other.................................................................        40,000      150,000
                                                                          ------------  -----------
    Total deferred taxes -current.......................................     1,058,000      942,000
                                                                          ------------  -----------
Deferred taxes -long-term
  Samples...............................................................       487,000      400,000
  Acquisition costs.....................................................      (669,000)    (256,000)
  Depreciation and amortization.........................................      (336,000)    (215,000)
  Deferred costs........................................................      (327,000)    (107,000)
  Other.................................................................        (1,000)     (10,000)
                                                                          ------------  -----------
    Total deferred taxes -non-current...................................      (846,000)    (188,000)
                                                                          ------------  -----------
    Total deferred tax liability........................................  $    212,000  $   754,000
                                                                          ------------  -----------
                                                                          ------------  -----------

           Non-current deferred taxes are included in other assets on the accompanying consolidated balance sheets.

           NOTE 5. PRO FORMA NET INCOME PER SHARE (UNAUDITED):

           The unaudited pro forma income data in the consolidated statements of income for 1995 and 1994 provide information as if the companies acquired (see Note 9) had been C Corporations for income tax purposes. Pro forma net income per share is based on the weighted average number of shares of common stock outstanding, including shares issued in connection with the above mentioned acquisitions.

           NOTE 6. DEBT:

           Throughout 1996, the Company had a $16 million credit facility with a bank bearing interest at either prime or the London Interbank Offered Rate ("LIBOR") plus 1.5%.

           Subsequent to year end, the Company refinanced the credit facility described above. The new agreement provides for an unsecured credit facility totaling $65 million, consisting of a $45 million revolving line of credit (the "Revolver") and a $20 million term acquisition loan (the "Term"). The Revolver matures on January 31, 1999 and Term borrowings mature on the sooner of five years from the date of borrowing or June 30, 2003. The facility bears interest at either prime less .25% or LIBOR plus between .375% and 1% based on a defined ratio. The agreement contains certain financial covenants which the Company must meet, including minimum tangible net worth, maximum leverage, and minimum cash flow coverages.

           The accompanying balance sheets give effect to the refinancing as if it occurred prior to year end. Outstanding debt as of December 31, 1996 and 1995 was $2,901,785 and $836,336. As of December 31, 1996, the
           prime rate was 8.25% and LIBOR was 5.5%.

           NOTE 7. RELATED-PARTY TRANSACTIONS:

           A member of the Board of Directors renders acquisition consulting services to the Company pursuant to an agreement. The director's compensation is strictly contingent upon the successful completion of an acquisition. During 1996, the director earned cash compensation of approximately $307,000 and was granted 129,909 options exercisable at fair market value at the date of grant. During 1995, the director earned cash compensation of approximately $850,000 and was granted 46,419 options exercisable at fair market value at the date of grant. During 1994, the director earned cash compensation of approximately $154,000 and was granted 14,344 options.

           NOTE 8. COMMITMENTS AND CONTINGENCIES:

           The Company leases facilities from unrelated parties under operating leases expiring at various dates through April, 2007. Rent expense charged for these facilities totaled approximately $2,207,000, $2,263,000 and $1,590,000 for
           1996, 1995 and 1994, respectively.

           The future aggregate annual minimum lease rentals at December 31, 1996, are as follows:

    Year ending December 31-
  1997.............................................................  $2,459,000
  1998.............................................................   2,239,000
  1999.............................................................   2,225,000
  2000.............................................................   1,953,000
  2001.............................................................   1,761,000
  thereafter.......................................................   3,271,000
                                                                     ----------
                                                                     $13,908,000
                                                                     ----------
                                                                     ----------

           At December 31, 1996, the Company has approximately
           $1,494,000 in outstanding letters of credit issued in the ordinary course of business.

           The Internal Revenue Service (the "IRS") has commenced and is currently engaged in a field audit examination of the Company's federal employment tax returns for the years ended December 31, 1993, 1994, and 1995 which includes a review of the facts, circumstances and legal authority supporting the Company's position that its independent sales representatives have properly been treated as independent contractors for federal employment tax purposes. To date, the IRS has proposed adjustments to increase the Company's federal withholding, federal unemployment and social security tax liabilities for 1993 and 1994, and similar proposed adjustments are possible for subsequent periods. However, the Company believes its characterization of its sales representatives as independent contractors is proper and is evaluating its various alternatives, including appeal. This process could take several years to resolve. Nonetheless, management does not believe an unfavorable outcome would have a material effect on the financial position of the Company.

           NOTE 9. BUSINESS COMBINATIONS:

           During 1996, the Company acquired two companies. One of the companies was accounted for under the purchase method of accounting and was not material to the Company's consolidated financial statements.

           The second acquisition was completed on September 30, 1996 and was accounted for as a pooling-of-interests. The Company issued 3,187,500 shares of its common stock in exchange for all the outstanding shares of Market USA, Inc. and its affiliate, Marusa Marketing, Inc. (together "MUSA"), two telemarketing companies. Accordingly, the consolidated financial statements for all periods presented have been restated to include the results of MUSA.

           During 1995, the Company acquired three companies. Two of the three acquisitions were accounted for under the purchase method of accounting and were not material to the Company's consolidated financial statements.

           The third acquisition was completed on December 28, 1995 and was accounted for as a pooling-of-interests. The Company issued 751,596 shares of its common stock in exchange for all operating assets of Fletcher-Barnhardt & White (FBW), a distributor of promotional products. Accordingly the consolidated financial statements for all periods presented have been restated to include the results of FBW.

           During 1994, the Company acquired two companies. These acquisitions were not material to the Company's consolidated financial statements.

           NOTE 10. CAPITAL STOCK AND EARNINGS PER SHARE:

           On May 2, 1996, the Company's Board of Directors declared a 3-for-2 stock split on the Company's common stock in the form of a 50 percent stock dividend effective on June 3, 1996 to holders of record on May 17, 1996. In addition, on November 7, 1996, the Company's Board of Directors declared a 25 percent stock dividend payable on December 11, 1996 to holders of record on November 21, 1996. All share and per share data, including stock option, warrant and stock plan information, have been retroactively adjusted to give effect to the stock split and the stock dividend.

           In November, 1995, the Company sold, through a public offering, 3,093,750 shares of its common stock. The
           Company realized net proceeds of approximately $24.5 million from this offering.

           In connection with the MUSA and FBW acquisitions (Note 9) and the termination of both predecessor companies' S Corporation status, the Company was required to transfer undistributed retained earnings to common stock. Dividends of the predecessor companies paid subsequently are shown as a reduction to retained earnings to the extent of their net income, with the remainder reducing common stock.

           Earnings per share are computed on the basis of the weighted average number of common and common equivalent shares outstanding during each year. The following table reconciles the number of common shares shown as outstanding in the consolidated balance sheets and the number of common shares used in computing fully diluted earnings per share.

                                                                             1996          1995
                                                                         ------------  ------------
Common shares outstanding per balance sheets...........................    16,756,109    16,181,863
Effect of shares issuable under stock options after applying the
 "treasury stock" method...............................................     1,326,163       926,541
Effect of using weighted average common shares outstanding during the
 year..................................................................      (421,954)   (2,866,078)
Other..................................................................       (79,577)     (151,810)
                                                                         ------------  ------------
Common shares used in computing fully diluted earnings per share.......    17,580,741    14,090,516
                                                                         ------------  ------------
                                                                         ------------  ------------

           In January 1995, the Company issued 300,000 shares of restricted common stock to a sales representative in lieu of cash commission payments on sales to a significant customer. These shares were issued under the stock plan described in Note 13 and have been included as a component of shareholders' equity. The Company expects these shares to be earned ratably through 1999.

           NOTE 11. UNAUDITED SUPPLEMENTARY EARNINGS PER SHARE:

           The net proceeds from the public offering discussed in
           Note 10 were used to repay substantially all of the Company's outstanding bank debt. Assuming the debt retirement occurred on January 1, 1995, the unaudited supplementary pro forma primary earnings per share would have been $.45 for the year ended December 31, 1995. This per share amount reflects the reduction of interest expense of approximately $1,302,000 ($781,000 after tax). Weighted average shares used in computing the per share amount were increased by 1,800,000 to approximate the number of shares sold in the offering to retire the debt.

           NOTE 12. STOCK WARRANTS:

           In January, 1995, the Company signed a multi-year exclusive agreement to provide premium promotional products to Montgomery Ward & Co., Inc. The initial term of the agreement was five years, but was extended through 2004 in December, 1995. In connection with the initial term of the agreement, Merchant Partners Limited Partnership (Merchant Partners), an entity of which Montgomery Ward is a limited partner, was granted warrants to purchase 749,434 shares of the Company's common stock at fair market value on the date of grant. These warrants vest at the end of nine years but can be accelerated to five years if minimum purchase levels are achieved. The Company also issued 374,806 warrants to Merchant Partners in connection with the extension of the agreement. These warrants also have an exercise price at the fair market value on the date of grant and expire January 11, 2011. These warrants have been accounted for under the provisions of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock Based Compensation", which requires warrants issued to non-employees be recorded at fair market value. Accordingly, the value of these warrants has been recorded as a deferred marketing cost and included as a component of shareholders' equity. This cost will be charged against income over the five year term of the extension, beginning in January, 2000.

           NOTE 13. STOCK OPTIONS:

           The Company has a stock plan (the Plan) which provides for reservation and issuance of options to purchase shares of the Company's common stock, restricted stock, stock appreciation rights and phantom stock awards. The number of options, shares or rights to be granted or issued and the terms thereof are at the discretion of the Compensation Committee of the Company's Board of Directors. Pursuant to the Plan, as amended, 3,889,881 shares of the Company's common stock have been reserved. At December 31, 1996, there were 207,863 shares available for future grant under the Plan. The exercise price for incentive stock options and non-qualified stock options granted under the Plan may not be less than 100% and 85%, respectively, of the fair market value of the common stock at the date of grant. Options issued under the Plan generally vest 50% annually, commencing upon completion of one year of employment subsequent to the date of grant. All options granted under the plan expire ten years from the date of grant.

           The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Financial Accounting Standards Board (FASB) Statement No. 123 "Accounting for Stock Based Compensation" ("SFAS 123") was issued by the FASB in 1995. As permitted, the Company will continue its current method of accounting for stock-based compensation while complying with the new disclosure requirements of SFAS 123. Accordingly, no compensation cost has been recognized for its fixed stock option plan. Had compensation cost for awards under the Plan and warrants issued discussed in Note 12 been determined based on the fair value at their grant dates consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                             1996          1995
                                                                         ------------  ------------
 Net income
    As reported........................................................  $  9,369,499  $  4,673,228
    Pro forma..........................................................  $  7,027,931  $  4,169,940

  Primary earnings per share
    As reported........................................................  $       0.54  $       0.34
    Pro forma..........................................................  $       0.40  $       0.31

  Fully diluted earnings per share
    As reported........................................................  $       0.53  $       0.33
    Pro forma..........................................................  $       0.40  $       0.30

           Because the method of accounting prescribed in SFAS 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

           The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions; risk free interest rates between 5.2% and 6.2% in 1996 and between 5.9% and 6.9% in 1995; zero dividend yield for both years; expected lives of 5 years for both years; and volatility of 30 percent for both years.

           A summary of the status of the Company's fixed stock option plan and warrants issued as of December 31, 1996, 1995, and 1994, and changes during the years ending on those dates is presented below:

                                          1996
                               --------------------------              1995                          1994
                                             WEIGHTED      ----------------------------  ----------------------------
                                              AVERAGE                 WEIGHTED AVERAGE              WEIGHTED AVERAGE
                                SHARES    EXERCISE PRICE    SHARES     EXERCISE PRICE     SHARES     EXERCISE PRICE
                               ---------  ---------------  ---------  -----------------  ---------  -----------------
BEGINNING OF YEAR............  2,497,405     $    5.47     1,058,717      $    3.02        692,490      $    2.81
GRANTED:
  Price equal to fair
   value.....................  1,152,464     $   16.53     1,523,372      $    7.01        386,129      $    3.37
  Price in excess of fair
   value.....................    500,938     $   33.57         2,813      $    5.53          1,875      $    3.87
EXERCISED....................   (614,302)    $    3.26       (78,982)     $    2.65         --             --
CANCELLED....................    (34,965)    $   10.52        (8,515)     $    2.72        (21,777)     $    2.63
                               ---------                   ---------                     ---------
END OF YEAR..................  3,501,540     $   13.47     2,497,405      $    5.47      1,058,717      $    3.02

EXERCISABLE AS OF 12/31......  1,174,396                   1,194,580                       594,585

Weighted average fair value
 of options and warrants
 granted:
Price equal to fair value....  $    6.12                   $    3.18
Price in excess of fair
 value.......................  $    7.88                   $    2.00

           The following table summarizes information about fixed stock options and warrants outstanding at December 31, 1996:

                                      OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                         ----------------------------------------------  --------------------------
                                                            WEIGHTED                    WEIGHTED
                                       WEIGHTED AVERAGE      AVERAGE       NUMBER        AVERAGE
RANGE OF EXERCISE           NUMBER         REMAINING        EXERCISE     EXERCISABLE    EXERCISE
PRICES                     12/31/96    CONTRACTUAL LIFE       PRICE       12/31/96        PRICE
-----------------------  ------------  -----------------  -------------  -----------  -------------
$2.20 - $3.53                466,414            7.28        $    3.18       459,568     $    3.17
$3.56 - $3.56                700,785            8.03        $    3.56       326,107     $    3.56
$5.23 - $13.33               778,141           10.77        $   10.97       244,751     $    9.27
$13.60 - $15.33              691,270            9.10        $   14.13         1,875     $   13.67
$18.00 - $30.60              364,930            9.66        $   22.13       142,095     $   22.83
$33.60 - $33.60              500,000            9.89        $   33.60        --         $  --
                         ------------          -----           ------    -----------       ------
$2.20 - $33.60             3,501,540            9.19        $   13.47     1,174,396     $    6.95

           NOTE 14. BUSINESS SEGMENT INFORMATION:

           Segment information by industry for the years ended
           December 31, 1996, 1995, and 1994 follows:

                                                                    1996        1995        1994
                                                                 ----------  ----------  ----------
                                                                             (IN 000'S)

REVENUES:
Promotional Products...........................................  $  205,764  $  172,866  $  110,396
Telemarketing..................................................      49,123      38,399      35,425
                                                                 ----------  ----------  ----------
  Total Consolidated...........................................  $  254,887  $  211,265  $  145,821
                                                                 ----------  ----------  ----------
                                                                 ----------  ----------  ----------

OPERATING INCOME(1):
Promotional Products...........................................  $   10,275  $    6,239  $    3,201
Telemarketing..................................................       4,962       2,763       4,139
                                                                 ----------  ----------  ----------
  Total Consolidated...........................................  $   15,237  $    9,002  $    7,340
                                                                 ----------  ----------  ----------
                                                                 ----------  ----------  ----------

IDENTIFIABLE ASSETS(2):
Promotional Products...........................................  $   58,207  $   54,258  $   36,953
Telemarketing..................................................      11,019       9,276       9,034
                                                                 ----------  ----------  ----------
  Total Consolidated...........................................  $   69,226  $   63,534  $   45,987
                                                                 ----------  ----------  ----------
                                                                 ----------  ----------  ----------

           (1)Promotional Products operating income includes corporate overhead expenses for all periods and non-recurring charges related to acquisitions in 1996 and 1995.

           (2)Consists primarily of receivables and property and equipment. Cash and other assets are considered to be corporate assets and are therefore not included.

           NOTE 15. SUBSEQUENT EVENTS:

           In January, 1997, the Company completed the acquisition of a Detroit-based distributor of promotional products with operations in the United States, Europe and Canada. The purchase price was 2,835,632 shares of the Company's common stock. The acquisition will be accounted for as a pooling of interests.

           In February, 1997, the Company's shareholders approved an amendment to the Company's by-laws increasing the number of shares of common stock authorized from 25,000,000 to 100,000,000.

           NOTE 16. UNAUDITED SELECTED QUARTERLY OPERATING RESULTS:

           The following table represents unaudited selected financial information for the eight quarters ended December 31, 1996. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments (consisting of normal recurring accruals) which management considers necessary for a fair presentation of the results for such periods. The operating results for any quarter are not necessarily indicative of the results for any future period. All periods presented have been adjusted to reflect the effects of an acquisition accounted for under the pooling-of-interests method of accounting, a three-for-two stock split and a 25% stock dividend. A reconciliation of previously reported amounts follows:

                                                                          QUARTER ENDED
                              ------------------------------------------------------------------------------------------------------
                                                     1996                                                1995
                              --------------------------------------------------  --------------------------------------------------
                                MAR. 31      JUNE 30     SEPT. 30      DEC. 31      MAR. 31      JUNE 30     SEPT. 30      DEC. 31
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                           (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Net sales
  Previously reported.......   $  38,459    $  47,513    $  53,120    $  66,671    $  28,207    $  38,107    $  48,005    $  58,547
  Effect of acquired
   company..................      11,453       13,280       11,990       12,400        8,081        9,665        9,992       10,662
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Total net sales.........      49,912       60,793       65,110       79,071       36,288       47,772       57,997       69,209
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Gross Profit
  Previously reported.......      10,692       14,578       15,740       20,150        9,397       11,283       13,219       15,985
  Effect of acquired
   company..................       2,661        3,029        2,793        2,802        1,935        2,213        2,602        2,772
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Total gross profit......      13,353       17,607       18,533       22,952       11,332       13,496       15,821       18,757
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income per share, fully
 diluted
  (Pro forma in 1995)
  Previously reported.......        0.01         0.08         0.07         0.21         0.01         0.04         0.07         0.09
  Effect of acquired
   company..................        0.05         0.04         0.03         0.06         0.02         0.04         0.03         0.03
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Total net income per
     share..................   $    0.06    $    0.12    $    0.10    $    0.27    $    0.03    $    0.08    $    0.10    $    0.12
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

           The Company's net sales have increased each quarter within a fiscal year and, in particular, its fourth quarter net sales have been higher than net sales in previous quarters. This is primarily a result of the Company's customer's buying patterns.

           NOTE 17. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND
           RELATED STOCKHOLDER MATTERS:

           The Company's common stock, which is quoted on the Nasdaq National Market under the symbol "HALO", was held by approximately 240 shareholders of record as of March 24, 1997. The following table sets forth the range of high and low bid quotations for each quarterly period in 1996 and 1995 and reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                                                                        HIGH          LOW
                                                                                       ------        ------
    1996
  First Quarter...................................................................         153/8         103/4
  Second Quarter..................................................................         2313/16        143/8
  Third Quarter...................................................................         25            151/4
  Fourth Quarter..................................................................         323/16        213/4

    1995
  First Quarter...................................................................          55/8          31/4
  Second Quarter..................................................................          53/4          43/4
  Third Quarter...................................................................          93/4          53/8
  Fourth Quarter..................................................................         163/8          73/4

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

           To the Board of Directors and Shareholders of HA-LO Industries, Inc. and Subsidiaries:

           We have audited the accompanying consolidated balance sheets of HA-LO Industries, Inc. (an Illinois corporation) and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HA-LO Industries, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years ended December 31, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.

           ARTHUR ANDERSEN LLP

           Chicago, Illinois,
           February 14, 1997