Form 10-K, Exhibit 13
period 1997-12-31
HA LO INDUSTRIES INC
filed 1998-03-31
CIK 891285

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   1997 Highlights

1997 HIGHLIGHTS

- Recurring pre-tax net income increased to $27.0 million, an increase of 74% over 1996.

- Sales increased 20% in 1997 and reached an all-time high of $414 million.

- Continued aggressive growth strategy by completing eight acquisitions, including two in Europe.

- Further enhanced HA-LO brand awareness by obtaining additional exclusive product arrangements, developing proprietary product lines and increasing overall corporate visibility.

SELECTED FINANCIAL DATA

                                                       YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE
AMOUNTS)                                     1997       1996       1995       1994       1993
---------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA (a):
Net Sales                               $ 413,791  $ 344,422  $ 283,080  $ 195,003  $ 145,652

Net Income                                 13,882      7,426      4,269      4,837      3,580

Pro forma Net Income (b)                      N/A      8,241      4,070      3,673      2,411

Pro forma Net Income Per Share,
  Diluted (b)                                0.64       0.39       0.23       0.23       0.15

Weighted Average Shares Outstanding,
  Diluted                                  21,712     21,148     17,361     16,030     15,819

BALANCE SHEET DATA (END OF YEAR) (a):

Working Capital                            77,871     57,729     39,350     23,306     14,597

Total Assets                              210,627    128,682    107,780     77,011     52,427

Long-term Debt                             43,626     28,006     12,112     13,536      6,789

Shareholders' Equity (c)                   81,386     57,114     46,865     20,383     16,798

(a) ALL PERIODS PRESENTED INCLUDE ACQUISITIONS ACCOUNTED FOR USING THE POOLING-OF-INTERESTS ACCOUNTING METHOD.

(b) CERTAIN COMPANIES ACQUIRED AND ACCOUNTED FOR USING THE POOLING-OF-INTERESTS ACCOUNTING METHOD HAD ELECTED TO BE TREATED AS S CORPORATIONS AND WERE THEREFORE NOT SUBJECT TO FEDERAL INCOME TAXES PRIOR TO THEIR ACQUISITION BY THE COMPANY. PRO FORMA NET INCOME AND PRO FORMA NET INCOME PER SHARE AMOUNTS INCLUDE AN UNAUDITED PROVISION/BENEFIT FOR FEDERAL AND STATE TAXES AT AN EFFECTIVE RATE OF 40%.

(c) INCLUDES DIVIDENDS OF $2,890,000, $3,912,000, $5,715,000, $1,276,000 AND
    $785,000 DECLARED BY ACQUIRED COMPANIES IN 1997, 1996, 1995, 1994 AND 1993, RESPECTIVELY, PRIOR TO THEIR ACQUISITION BY THE COMPANY.

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   Management's Discussion and Analysis
                                          of Financial Condition and Results of
                                          Operations

RESULTS OF OPERATIONS
The following table sets forth for the years indicated the percent of net sales represented by each line item presented below from the Company's Consolidated Statements of Income.

                       PERCENT OF NET SALES
                  -------------------------------
                      YEAR ENDED DECEMBER 31,
                  -------------------------------
                    1997       1996       1995
-------------------------------------------------
Net Sales            100.0%     100.0%     100.0%
Cost of Sales         67.7%      70.9%      72.9%
-------------------------------------------------
Gross Profit          32.3%      29.1%      27.1%
Selling Expenses      12.6%      11.7%      11.2%
General and
  Administrative
  Expenses            12.8%      12.6%      12.1%
Non-Recurring
  Charges
  Related to
  Acquisitions         0.9%       0.5%       0.6%
-------------------------------------------------
  Operating
   Income              6.0%       4.3%       3.2%
Interest
  Expense, Net         0.4%       0.3%       0.8%
-------------------------------------------------
Income Before
  Income Taxes         5.6%       4.0%       2.4%
Provision for
  Income Taxes         2.2%       1.8%       0.9%
-------------------------------------------------
Net Income             3.4%       2.2%       1.5%
-------------------------------------------------
-------------------------------------------------
Pro forma Net
  Income                          2.4%       1.4%
-------------------------------------------------
-------------------------------------------------

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996.
Revenues increased 20.2% to $413.8 million from $344.4 million for 1996. Of the $69.4 million increase, $53.1 million is due to internal growth and $16.3 million is from acquired companies.
    Gross profit as a percentage of net sales for 1997 was 32.3% ($133.8 million) compared to 29.1% ($100.2 million) for 1996. The increase is due primarily to increased margins in the promotional products business and a continued focus on profitable growth.
    Selling expenses as a percentage of net sales for 1997 were 12.6% ($52.1 million) compared to 11.7% ($40.2 million) for 1996. The .9% increase is due primarily to increased commissions attributable to sales gorwth and the increase in gross profit as a percentage of sales. To a lesser extent, the increase is due to increased investments in corporate visibility and exclusive product arrangements.

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   Management's Discussion and Analysis
                                          of Financial Condition and Results of
                                          Operations

    General and administrative expenses as a percentage of net sales for 1997 were 12.8% ($52.8 million), relatively unchanged from 1996 ($43.6 million). The $9.2 million increase is due to increased infrastructure required to support the Company's growth.
    Operating results for 1997 and 1996 include non-recurring charges of $3.8 million and $1.7 million, respectively, to complete acquisitions accounted for using the pooling-of-interests accounting method.
    Net interest expense in 1997 increased to $1.9 million from $938,000 in 1996. The increase is due to working capital needs necessary to fund growth, an acceleration of payments to vendors of acquired companies to bring them in line with Company standards and additional borrowings incurred to fund certain 1997 acquisitions.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995.
Net sales increased 21.7% to $344.4 million in 1996 compared to 1995 sales of $283.1 million. Virtually all of the $61.3 million increase was attributable to internal growth.
    Gross profit as a percentage of net sales for 1996 was 29.1% ($100.2 million) for 1996 compared to 27.1% ($76.7 million) in 1995. The increase is due primarily to a continued focus on profitable growth.
    Selling expenses as a percentage of net sales for 1996 were 11.7% ($40.2 million) for 1996 compared to 11.2% ($31.7 million) in 1995. The .5% increase is due to increased commissions attributable to sales growth and the increase in gross profit as a percentage of net sales.
    General and administrative expenses as a percentage of net sales were 12.6% ($43.6 million) compared to 12.1% ($34.3 million) in 1995. The increase is due to increased infrastructure required to support the Company's growth.
    Operating results for 1996 and 1995 include non-recurring charges of $1.7 million and $1.8 million, respectively, to complete acquisitions accounted for using the pooling-of-interests accounting method.
    Net interest expense decreased to $938,000 in 1996 from $2.1 million in 1995. The decrease is the result of proceeds from the Company's public offering in November, 1995 being used to reduce debt.

LIQUIDITY AND CAPITAL RESOURCES
Throughout 1996, the Company had a revolving credit facility with a bank providing for borrowings of up to $16 million. Interest on the facility was either the bank's prime rate or the London Interbank Offered Rate (LIBOR) plus 1.5%.
    In the first quarter of 1997, the Company refinanced its line of credit. The new agreement provides for an unsecured credit facility totaling $65 million, consisting of a $45 million revolving line of credit (the "Revolver") and $20 million term acquisition loan (the "Term"). The Revolver matures on January 31, 1999 and Term borrowings mature on the sooner of five years from the date of borrowing or June 30, 2003. The facility bears interest at either prime less
 .25% or LIBOR plus between .375% and 1% based on a defined ratio. The Company anticipates that the available funds from this facility will be adequate to satisfy its operating cash needs for the foreseeable future.
    As of December 31, 1997, the Company's working capital was $77.9 million compared to $57.7 million as of December 31, 1996. The $20.2 million increase in working capital is attributable to the overall sales growth of the Company and a continued focus on working capital management.
    Capital expenditures, excluding acquisitions, were approximately $8.2 million in 1997 compared to $7.5 million in 1996. The increase between years relates primarily to updating of the Company's computer systems and investments in facilities necessary to support the Company's growth. Management currently expects capital expenditures to be approximately $7.5 million in 1998, excluding acquisitions.
    Overall, the Company believes that availability from its credit facility and cash flows from future operations will be sufficient to satisfy its cash needs for the foreseeable future.

INFLATION
Management does not believe that inflation had a significant impact on the Company's results of operations for the years presented.

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   Consolidated Financial Statements

                    CONSOLIDATED STATEMENTS OF INCOME

                                        YEAR ENDED DECEMBER 31,
                                ----------------------------------------
                                        1997          1996          1995
------------------------------------------------------------------------
NET SALES                       $413,790,880  $344,421,740  $283,080,302
COST OF SALES                    279,984,344   244,259,294   206,346,036
------------------------------------------------------------------------
    Gross profit                 133,806,536   100,162,446    76,734,266
SELLING EXPENSES                  52,126,118    40,158,273    31,689,606
GENERAL AND ADMINISTRATIVE
  EXPENSES                        52,816,338    43,586,963    34,312,291
NON-RECURRING CHARGES RELATED
  TO ACQUISITIONS                  3,844,939     1,693,000     1,800,000
------------------------------------------------------------------------
    Income from operations        25,019,141    14,724,210     8,932,369
------------------------------------------------------------------------
INTEREST EXPENSE, net             (1,878,147)     (938,155)   (2,148,848)
------------------------------------------------------------------------
    Income before income taxes    23,140,994    13,786,055     6,783,521
PROVISION FOR INCOME TAXES         9,259,004     6,359,592     2,514,673
------------------------------------------------------------------------
NET INCOME FOR THE YEAR         $ 13,881,990  $  7,426,463  $  4,268,848
------------------------------------------------------------------------
------------------------------------------------------------------------

PRO FORMA INCOME DATA
  (unaudited):
  Net income as reported                         7,426,463     4,268,848
  Pro forma adjustment for
   income tax
   (benefit)/provision                            (814,989)      198,676
------------------------------------------------------------------------
PRO FORMA NET INCOME                             8,241,452     4,070,172
------------------------------------------------------------------------

NET INCOME PER SHARE
  (unaudited pro forma for
  1996 and 1995)
  Basic                         $       0.67  $       0.41  $       0.24
  Diluted                       $       0.64  $       0.39  $       0.23
------------------------------------------------------------------------
------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING:
  Basic                           20,722,881    20,033,376    16,842,851
  Diluted                         21,712,262    21,147,784    17,361,336
------------------------------------------------------------------------
------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

                                       DECEMBER 31,
                                --------------------------
ASSETS                                  1997          1996
----------------------------------------------------------
CURRENT ASSETS:
  Cash and equivalents          $  2,717,027  $  5,261,647
  Short-term investments                  --     2,908,370
  Receivables--
    Trade                        126,060,508    72,462,137
    Other                          3,126,348     1,753,104
    Related party                    662,702     1,381,471
  Inventories                     24,346,962    11,579,571
  Prepaid expenses and
   deposits                        5,195,515     4,175,783
----------------------------------------------------------
      Total current assets       162,109,062    99,522,083
----------------------------------------------------------
PROPERTY AND EQUIPMENT, net       21,174,491    14,969,812
----------------------------------------------------------
OTHER ASSETS:
  Intangible assets, net          22,568,646    10,906,275
  Other                            4,774,882     3,283,347
----------------------------------------------------------
      Total other assets          27,343,528    14,189,622
----------------------------------------------------------
                                $210,627,081  $128,681,517
----------------------------------------------------------
----------------------------------------------------------
LIABILITIES AND SHAREHOLDERS'
 EQUITY
----------------------------------------------------------
----------------------------------------------------------
CURRENT LIABILITIES:
  Current maturities of
   long-term debt               $  4,352,493  $    401,574
  Book overdraft                   9,919,559     1,218,122
  Accounts payable                45,420,494    25,367,407
  Accrued expenses--
    Commissions and wages         10,147,536     6,684,616
    Other                         13,113,841     6,924,874
  Due to related parties             192,000       138,120
  Deferred taxes-current           1,092,538     1,058,087
----------------------------------------------------------
      Total current
       liabilities                84,238,461    41,792,800
----------------------------------------------------------
LONG-TERM DEBT, less
 maturities shown above           43,625,649    28,005,680
----------------------------------------------------------
DEFERRED LIABILITIES               1,376,608     1,768,838
----------------------------------------------------------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  Preferred stock, no par
   value; 10,000,000 shares
   authorized and none issued             --            --
  Common stock, no par value;
   100,000,000 shares
   authorized and 21,085,237
   and 20,539,695 issued and
   outstanding in 1997 and
   1996, respectively             62,154,879    50,528,303
  Other                           (2,131,583)   (2,179,972)
  Retained earnings               21,363,067     8,765,868
----------------------------------------------------------
      Total shareholders'
       equity                     81,386,363    57,114,199
----------------------------------------------------------
                                $210,627,081  $128,681,517
----------------------------------------------------------
----------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   Consolidated Financial Statements

                  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                     COMMON STOCK
                                -----------------------                                    TOTAL
                                    SHARES                               RETAINED  SHAREHOLDERS'
                                    ISSUED       AMOUNT        OTHER     EARNINGS         EQUITY
------------------------------------------------------------------------------------------------
BALANCE, December 31, 1994      15,982,253  $16,489,640  $      (254) $ 3,893,855   $20,383,241
  Transfer of S-Corporation
   retained earnings                    --    2,368,313           --   (2,368,313)           --
  Dividends declared by
   acquired companies                   --   (3,280,508)          --   (2,434,916)   (5,715,424)
  Net issuance of shares in
   connection with
   acquisitions                    227,484      852,068           --           --       852,068
  Issuance of stock warrants            --    1,448,000   (1,448,000)          --            --
  Issuance of restricted stock     300,000    1,200,000   (1,200,000)          --            --
  Amortization of unearned
   compensation                         --           --      200,000           --       200,000
  Recognition of tax benefits
   from options and restricted
   stock                                --      495,466           --           --       495,466
  Exercise of stock options         80,852      214,529           --           --       214,529
  Issuance of shares for cash    3,374,860   25,466,330           --           --    25,466,330
  Contribution of capital from
   shareholders of acquired
   companies                            --      677,000           --           --       677,000
  Translation adjustment                --           --       22,503           --        22,503
    Net income for the year             --           --           --    4,268,848     4,268,848
------------------------------------------------------------------------------------------------
BALANCE, December 31, 1995      19,965,449   45,930,838   (2,425,751)   3,359,474    46,864,561
  Dividends declared by
   acquired companies                   --   (1,891,579)          --   (2,020,069)   (3,911,648)
  Stock bonus in connection
   with acquisition of
   business                          5,435       62,500           --           --        62,500
  Net issuance of shares in
   connection with
   acquisitions                        429        9,866           --           --         9,866
  Issuance of restricted stock       1,562       34,375      (34,375)          --            --
  Amortization of unearned
   compensation                         --           --      240,000           --       240,000
  Recognition of tax benefits
   from options and restricted
   stock                                --    5,243,790           --           --     5,243,790
  Exercise of stock options        614,305    2,000,013           --           --     2,000,013
  Repurchase of common stock       (47,485)    (861,500)          --           --      (861,500)
  Translation adjustment                --           --       40,154           --        40,154
    Net income for the year             --           --           --    7,426,463     7,426,463
------------------------------------------------------------------------------------------------
BALANCE, December 31, 1996      20,539,695   50,528,303   (2,179,972)   8,765,868    57,114,199
  Dividends declared by
   acquired companies                   --   (1,605,277)          --   (1,284,791)   (2,890,068)
  Stock bonus in connection
   with acquisition of
   business                          1,243       31,250           --           --        31,250
  Net issuance of shares in
   connection with
   acquisitions                    329,615   10,272,549           --           --    10,272,549
  Amortization of unearned
   compensation                         --           --      257,188           --       257,188
  Recognition of tax benefits
   from options and restricted
   stock                                --    1,984,469           --           --     1,984,469
  Exercise of stock options        252,623    1,844,641           --           --     1,844,641
  Repurchase of common stock       (37,939)    (901,056)          --           --      (901,056)
  Translation adjustment                --           --     (208,799)          --      (208,799)
    Net income for the year             --           --           --   13,881,990    13,881,990
------------------------------------------------------------------------------------------------
BALANCE, December 31, 1997      21,085,237  $62,154,879  $(2,131,583) $21,363,067   $81,386,363
--------------------------------------------------------------------
--------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                       YEAR ENDED DECEMBER 31,
                                --------------------------------------
                                       1997     1996          1995
----------------------------------------------------------------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net income for the year       $13,881,990  $ 7,426,463  $  4,268,848
  Adjustments to reconcile net
   income to net cash provided
   by (used for) operating
   activities--
    Depreciation and
     amortization                 5,840,748    5,129,627     3,650,364
    Deferred taxes                 (536,833)    (541,953)     (858,652)
    Increase in cash surrender
     value                         (244,265)     (14,837)       (5,200)
    Loss on lease buyout                 --           --         2,772
    Increase (decrease) in
     deferred liabilities--
     other                         (398,862)      30,040       192,054
  Changes in assets and
   liabilities, net of effects
   of acquired companies--
    Receivables                 (36,617,663)  (6,669,958)  (13,655,350)
    Inventories                  (9,819,373)  (1,040,289)   (2,778,865)
    Prepaid expenses and
     deposits                      (543,836)  (3,068,600)      447,046
    Accounts payable and
     accrued expenses            17,993,250     (931,945)   11,434,220
----------------------------------------------------------------------
      Net cash provided by
       (used for) operating
       activities               (10,444,844)     318,548     2,697,237
----------------------------------------------------------------------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
  Purchases of property and
   equipment                     (8,188,817)  (7,495,422)   (3,252,075)
  Purchases of samples             (640,734)    (518,924)     (543,236)
  Decrease (increase) in
   short-term investments         2,908,370      641,347    (3,549,717)
  Decrease (increase) in other
   assets                            28,279     (196,934)       11,902
  Increase in deferred
   liabilities                     (307,054)    (628,802)     (570,777)
  Cash paid for acquisitions     (7,200,813)  (1,171,857)   (1,995,890)
----------------------------------------------------------------------
      Net cash used for
       investing activities     (13,400,769)  (9,370,592)   (9,899,793)
----------------------------------------------------------------------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Borrowings (payments) on
   long-term debt and notes
   payable                        7,500,000    1,993,677    (5,504,197)
  Net borrowings (payments)
   under line of credit           7,067,947   12,565,511    (7,947,247)
  Repayments from related
   party                            718,769       50,971       157,839
  Decrease (increase) in book
   overdraft                      8,169,559     (943,039)    1,357,257
  Cash dividends paid by
   acquired companies            (2,890,068)  (3,873,822)   (5,715,424)
  Net proceeds from issuance
   of common stock                1,844,641    2,000,013    25,680,859
  Repurchase of common stock       (901,056)    (861,500)           --
----------------------------------------------------------------------
      Net cash provided by
       financing activities      21,509,792   10,931,811     8,029,087
----------------------------------------------------------------------
EFFECT OF EXCHANGE RATE
 CHANGES ON CASH AND
 EQUIVALENTS                       (208,799)      40,154        22,503
----------------------------------------------------------------------
NET INCREASE (DECREASE) IN
 CASH AND EQUIVALENTS            (2,544,620)   1,919,921       849,034
CASH AND EQUIVALENTS,
 beginning of year                5,261,647    3,341,726     2,492,692
----------------------------------------------------------------------
CASH AND EQUIVALENTS, end of
 year                           $ 2,717,027  $ 5,261,647  $  3,341,726
----------------------------------------------------------------------
----------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   Notes to Consolidated Financial
                                          Statements

1. DESCRIPTION OF THE BUSINESS:_________________________________________________

HA-LO Industries, Inc. and Subsidiaries (the "Company") is engaged in the business of providing integrated marketing and promotions solutions to corporate clients primarily in the United States, Canada and Europe. The Company's core business is the distribution of promotional products, which are marketed by an international network of sales representatives. The Company also provides telemarketing and customer management services as well as sports marketing, event planning and advertising services to its clientele.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:__________________________________

A. PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of HA-LO Industries, Inc. and its subsidiaries. All intercompany transactions and accounts have been eliminated. The financial statements are prepared on the accrual basis of accounting. The principle accounting policies of the Company follow.

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

C. PROPERTY AND EQUIPMENT
Property and equipment are recorded at cost and are depreciated for financial reporting purposes over the estimated useful lives on a straight-line basis as follows:

                                             15-39
Buildings                                    years
Furniture, fixtures and equipment       5-10 years
Computer and telephone equipment         5-7 years
Vehicles                                   5 years
                                           Life of
Leasehold Improvements                       lease

    Property and equipment at December 31 are composed of the following:

                                                 1997         1996
------------------------------------------------------------------
Land                                      $   852,000  $   813,000
Buildings                                   1,272,000    1,175,000
Furniture, fixtures and equipment          11,877,000    9,119,000
Computer and telephone equipment           16,088,000   12,068,000
Vehicles                                      107,000      279,000
Leasehold improvements                      4,471,000    1,925,000
------------------------------------------------------------------
                                           34,667,000   25,379,000
Less-- Accumulated depreciation            13,493,000   10,409,000
Property and equipment, net               $21,174,000  $14,970,000
------------------------------------------------------------------
------------------------------------------------------------------

D. INTANGIBLES
Intangible assets consist primarily of the cost of purchased businesses in excess of the fair value of net assets acquired and are amortized on a straight-line basis from seven to fifteen years. The Company regularly reviews the performance of acquired businesses to evaluate the realizability of the underlying goodwill. Amortization expense in 1997, 1996 and 1995 was approximately $1,555,000, $1,434,000 and $1,159,000, respectively. Accumulated amortization of goodwill as of December 31, 1997 and 1996 was $4,750,000 and $3,195,000, respectively.

E. INVENTORIES
Inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   Notes to Consolidated Financial
                                          Statements

F. STATEMENTS OF CASH FLOWS

The Company considers investments purchased with an original maturity of three months or less to be cash equivalents. Supplemental cash flow information includes the following:

                                          YEAR ENDED DECEMBER 31,
                                     ----------------------------------
                                           1997        1996        1995
-----------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION
Cash paid during year for interest   $1,584,000  $1,431,000  $2,128,000
Cash paid during year for income
 taxes                               $4,015,000  $1,706,000  $1,842,000
SUPPLEMENTAL SCHEDULE OF NONCASH
 ACTIVITIES
Recognition of common shares issued
 in connection with acquisitions     $10,273,000 $   10,000  $  852,000
Recognition of tax benefits from
 exercise of stock options and
 restricted stock                    $1,984,000  $5,244,000  $  495,000
Conversion of non-operating assets
 to note receivable                  $1,530,000  $       --          --
-----------------------------------------------------------------------
-----------------------------------------------------------------------

G. SHORT-TERM INVESTMENTS

The Company classifies investments purchased with an original maturity of three to twelve months as short-term investments. Such investments, which are held-to-maturity, relate primarily to tax exempt securities and are carried at cost plus accrued interest.

H. FOREIGN CURRENCY TRANSLATION

Revenues and expenses from foreign operations are translated at average rates in effect at the time of the underlying transaction, with gains or losses included in income. Assets and liabilities of foreign entities are translated at year-end exchange rates with gains and losses resulting from such translations included in shareholders' equity.

I. USE OF ESTIMATES

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

J. NEW ACCOUNTING PRONOUNCEMENTS

In 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 129, DISCLOSURE OF INFORMATION ABOUT CAPITAL STRUCTURE. This statement, which is effective for fiscal years ending after December 15, 1997, requires companies to provide relevant information about their capital structure. The Company has adopted this statement and no disclosures other than those presented herein are required.

    The FASB also issued Statement No. 130, REPORTING COMPREHENSIVE INCOME, and Statement No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION in 1997. These statements become effective for fiscal years beginning after December 15, 1997. Management believes adoption of the standards will not have a material effect on the financial statements.

3. RECEIVABLES:_________________________________________________________________

The Company provides services to customers in diversified industries and grants unsecured trade credit to customers in the normal course of business. Receivables in the accompanying consolidated balance sheets are net of reserves for doubtful accounts of approximately $2,732,000 as of December 31, 1997 and $2,980,000 as of December 31, 1996. The

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   Notes to Consolidated Financial
                                          Statements
Company also makes advances to its sales representatives, which are applied against commissions to be earned.

4. INCOME TAXES:________________________________________________________________

The Company's provision for income taxes consists of the following amounts:

                                                1997        1996        1995
----------------------------------------------------------------------------
Current Provision                          9,796,000   6,902,000   3,374,000
Deferred Benefit                            (537,000)   (542,000)   (859,000)
----------------------------------------------------------------------------
Total provision                           $9,259,000  $6,360,000  $2,515,000
----------------------------------------------------------------------------
----------------------------------------------------------------------------

    The Company's effective tax rate is reconciled to the Federal statutory rate as follows:

                                           1997   1996  1995
-------------------------------------------------------------
Federal statutory rate                    34.0 % 34.0 % 34.0 %
State income taxes (net of Federal
 benefit)                                  5.0    5.0    5.0
Effect of non-taxable S Corporation
 (earnings)/ losses                       --      6.0   (3.1)
Other                                      1.0    1.1    1.2
-------------------------------------------------------------
Effective Tax Rate                        40.0 % 46.1 % 37.1 %
-------------------------------------------------------------
-------------------------------------------------------------

    Deferred income taxes result from temporary differences in the recognition of revenue and expense items for income tax and financial reporting purposes and are summarized as follows:

                                             (ASSET)/LIABILITY
                                          -----------------------
                                                 1997        1996
-----------------------------------------------------------------
DEFERRED TAXES--CURRENT
Guaranteed sales, net of related
 commissions                              $   107,000  $  260,000
Credits due                                 1,471,000     913,000
Advanced commissions                          168,000     136,000
Non-deductible reserves                      (663,000)   (291,000)
Other                                          10,000      40,000
-----------------------------------------------------------------
  Total deferred taxes-- current            1,093,000   1,058,000
DEFERRED TAXES--NON-CURRENT
Samples                                   $   589,000     487,000
Acquisition costs                          (1,650,000)   (669,000)
Depreciation and amortization                  12,000    (336,000)
Deferred costs                               (367,000)   (327,000)
Other                                          (2,000)     (1,000)
-----------------------------------------------------------------
  Total deferred taxes-- non-current       (1,418,000)   (846,000)
-----------------------------------------------------------------
  Total deferred tax (asset)/ liability      (325,000)    212,000
-----------------------------------------------------------------
-----------------------------------------------------------------

    Non-current deferred taxes are included in other assets on the accompanying consolidated balance sheets.

5. PRO FORMA NET INCOME PER SHARE (UNAUDITED):__________________________________

The unaudited pro forma income data in the consolidated statements of income for 1996 and 1995 provides information as if S Corporations acquired and accounted for using the pooling-of-interests accounting method had been C Corporations for income tax purposes.

6. DEBT:________________________________________________________________________

The Company has an unsecured credit facility (the, "Facility") totaling $65 million, consisting of a $45 million revolving line of credit (the "Revolver") and $20 million acquisition term loan (the, "Term"). The Revolver matures on January 31, 1999 and Term borrowings mature on the sooner of five years from the date of borrowing or June 30, 2003. The Facility bears interest at either prime less .25% or the London Interbank Offered Rate (LIBOR) plus between .375% and 1% based on a defined ratio. The agreement contains certain financial covenants which the Company must meet,

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   Notes to Consolidated Financial
                                          Statements
including minimum tangible net worth, maximum leverage, and minimum cash flow coverages. As of December 31, 1997, outstanding borrowings on the Revolver and the Term were $33,565,649 and $7,500,000, respectively.

    A subsidiary of the Company also has a $5 million commitment from a bank to provide funds required to construct a new office and warehouse building. This commitment is subject to the same terms and conditions as the Facility discussed above and is guaranteed by the Company. The commitment extends through December 31, 1999. Outstanding borrowings as of December 31, 1997 were $2,560,000.

    One of the Company's European subsidiaries has revolving credit facilities with several banks. These facilities provide for borrowings of up to $5 million at rates ranging from 8-13%. The borrowings are generally unsecured and mature at various times throughout 1998. As of December 31, 1997, outstanding borrowings on these facilities were $4,352,493 and are included in current maturities of long-term debt on the accompanying consolidated balance sheet.

    As of December 31, 1997, the prime rate was 8.5% and LIBOR was 6.0%

7. RELATED-PARTY TRANSACTIONS:__________________________________________________

A wholly owned subsidiary of the Company leases its corporate headquarters from the Vice Chairman of the Board of the Company. Rental payments under this lease are $25,000 per month. The Company believes that the lease terms are no more or less favorable than otherwise could be obtained from unaffiliated third parties.

    In connection with an acquisition, the Vice Chairman of the Board of the Company converted certain non-operating assets of the acquired company to a $1,530,159 note receivable. The note bears interest at 7.0%. As of December 31, 1997, the balance on the note was $662,702.

    A member of the Board of Directors renders acquisition consulting services to the Company pursuant to an agreement. The director's compensation is strictly contingent upon the successful completion of an acquisition. During 1997, the director earned cash compensation of approximately $1,564,000 and was granted 102,255 options at fair market value at the date of grant. During 1996, the director earned cash compensation of approximately $307,000 and was granted 57,284 options at fair market value at the date of grant. During 1995, the director earned cash compensation of approximately $850,000 and was granted 46,419 options.

8. COMMITMENTS AND CONTINGENCIES:_______________________________________________

The Internal Revenue Service (the "IRS") has completed its field audit examination of the Company's federal employment tax returns for the years ended December 31, 1994 and 1993. This examination included a review of the facts, circumstances and legal authority supporting the Company's position that its independent sales representatives of promotional products have properly been treated as independent contractors for federal employment tax purposes. The IRS examination has been concluded without penalty or assessments of additional employment tax.

    The Company leases facilities from unrelated parties under operating leases expiring at various dates through April, 2007. Rent expense charged for these facilities totaled approximately $4,626,000, $3,302,000 and $3,610,000 for 1997, 1996 and 1995, respectively.

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   Notes to Consolidated Financial
                                          Statements

    The aggregate annual minimum lease rentals are as follows:

YEAR ENDING DECEMBER 31--
---------------------------------------------
1998                             $  4,843,000
1999                                4,472,000
2000                                4,167,000
2001                                3,757,000
2002                                3,142,000
Thereafter                          7,540,000
---------------------------------------------
                                 $ 27,921,000
---------------------------------------------
---------------------------------------------

    At December 31, 1997, the Company has approximately $3,911,000 in outstanding letters of credit issued in the ordinary course of business.

    Various lawsuits have arisen in the ordinary course of the Company's business. The Company believes that its defenses are meritorious and that the eventual outcome of those lawsuits will not have a material effect on the Company's financial position or results of operations.

9. BUSINESS COMBINATIONS:_______________________________________________________

During 1997, the Company acquired eight companies. Four of the acquisitions were accounted for using the pooling-of-interests accounting method. On January 3, 1997, the Company completed the acquisition of a distributor of promotional products for 2,841,415 shares of its common stock. Two other promotional products distributors and one telemarketing company were also acquired for an aggregate of 938,310 shares of the Company's common stock. The consolidated financial statements for all periods presented have been restated to include the results of these acquired companies.

    In addition to the acquisitions discussed above, the Company acquired two U.S. and two European based distributors of promotional products during 1997 that were accounted for as purchases. The U.S. based companies were acquired for an aggregate of 221,773 shares of the Company's common stock. The common stock issued in the U.S. based acquisitions had an aggregate fair market value of approximately $5.3 million. The European based companies were purchased for an aggregate of $6.0 million in cash and 190,237 shares of the Company's common stock. The common stock issued in the European based acquisitions had an aggregate fair market value of approximately $5.2 million. Total goodwill recognized for these four acquisitions was approximately $13.2 million. The consolidated financial statements include the results of these acquired companies since the date of acquisition.

    During 1996, the Company acquired two companies. One of the companies was accounted for under the purchase method of accounting and acquired for approximately 400 shares of the Company's common stock and the assumption of certain liabilities. This acquisition was not material to the Company's consolidated financial statements.

    The second acquisition was completed on September 30, 1996 and was accounted for as a pooling-of-interests. The Company issued 3,187,500 shares of its common stock for all the outstanding shares of two telemarketing companies. Accordingly, the consolidated financial statements for all periods presented have been restated to include the results of these acquired companies.

    During 1995, the Company acquired three companies. Two of the three acquisitions were accounted for under the purchase method of accounting. These two businesses were acquired for an aggregate of approximately $1,300,000 in cash, 227,484 shares of the Company's common stock and the assumption of certain liabilities. The common stock issued had an approximate fair market value of $852,000 at the date of closing. These two acquisitions were not determined to be material to the Company's consolidated financial statements. The third acquisition was completed on December 28, 1995 and was accounted for as a pooling-of-interests. The Company issued 751,596 shares of its common stock for all the outstanding shares of a distributor of promotional products.

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   Notes to Consolidated Financial
                                          Statements

10. CAPITAL STOCK AND EARNINGS PER SHARE:_______________________________________

In November, 1995, the Company sold, through a public offering, 3,093,750 shares of its common stock. The Company realized net proceeds of approximately $24.5 million from the offering.

    In connection with the termination of acquired companies' S Corporation status, the Company was required to transfer undistributed retained earnings to common stock. Dividends paid by the predecessor companies are shown as a reduction of retained earnings to the extent of their net income, with the remainder reducing common stock.
    The Company adopted FASB Statement No. 128, EARNINGS PER SHARE, in the fourth quarter of 1997. Under this statement, basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of shares assuming dilution. Dilutive shares reflect additional shares that would be outstanding if dilutive stock options and warrants outstanding were exercised during the period. The computation of net income per share is as follows:

(IN THOUSANDS, EXCEPT
PER SHARE AMOUNTS)           1997       1996       1995
-------------------------------------------------------
Net Income (pro forma
 for 1996 and 1995)        13,882      8,241      4,070
Net income per
 share--Basic:
  Weighted average
   common shares           20,723     20,033     16,843
  Net income per
   share-- Basic              .67        .41        .24
Net income per share--
 Diluted:
  Weighted average
   common shares           20,723     20,033     16,843
  Effect of dilutive
   stock options and
   warrants                   989      1,115        518
-------------------------------------------------------
  Weighted average
   shares assuming
   Dilution                21,712     21,148     17,361
-------------------------------------------------------
-------------------------------------------------------
  Net income per
   share-- Diluted            .64        .39        .23
-------------------------------------------------------
-------------------------------------------------------

    In January, 1995, the Company issued 300,000 shares of restricted common stock to a sales representative in lieu of cash commission payments on sales to a customer. These shares were issued under one of the stock Plans described in
Note 12 and have been included as a component of shareholders' equity.

11. STOCK WARRANTS:_____________________________________________________________

In January, 1995, the Company signed a multi-year agreement to provide premium promotional products to a customer. The initial term of the agreement was five years, but was extended through 2004 in December, 1995. In connection with the initial term of the agreement, the Company issued warrants to purchase 749,434 shares of the Company's common stock at fair market value on the date of grant. These warrants vest at the end of nine years but can be accelerated if minimum purchase levels are achieved. The Company also issued 374,806 warrants in connection with the extension of the agreement. These warrants also have an exercise price at the fair market value on date of grant and expire January 11, 2011. These warrants have been accounted for under the provisions of FASB Statement No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION, which requires warrants issued to non-employees be recorded at fair value. Accordingly, the value of these warrants has been recorded as a deferred marketing cost and included as a component of shareholders' equity. This cost will be charged against income over the five-year term of the extension, beginning in January, 2000.

12. STOCK OPTIONS:______________________________________________________________

The Company has two stock plans which provide for reservation and issuance of options to purchase shares of the Company's common stock, restricted stock, stock appreciation rights and phantom stock awards. The number of options, shares or rights to be issued and the terms thereof are at the discretion of the

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   Notes to Consolidated Financial
                                          Statements
Compensation Committee of the Company's Board of Directors. Pursuant to the plans, an aggregate

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   Notes to Consolidated Financial
                                          Statements

of 5,389,881 shares of the Company's common stock have been reserved. At December 31, 1997, there were an aggregate of 39,505 shares available for future grant under the plans. Subsequent to year end, the Company increased the number of shares authorized under one of the plans by 1,500,000. The exercise price for incentive stock options and non-qualified stock options granted under the plans may not be less than 100% and 85%, respectively, of the fair market value of the common stock at the date of grant. As granted under the plans, the majority of the options vest annually over two or three years, commencing one year from the date of grant. All options granted under the plans expire ten years from the date of grant.
    The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. FASB Statement No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION, (SFAS 123) was issued in 1995. As permitted, the Company will continue its current method of accounting for stock-based compensation while complying with the new disclosure requirements of SFAS 123. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                             1997       1996       1995
-------------------------------------------------------
Net income (pro forma
 for 1996 and 1995)
  As reported           $  13,882  $   8,241  $   4,070
  Pro forma             $   6,179  $   5,899  $   3,567
Basic net income per
 share
  As reported           $    0.67  $    0.41  $    0.24
  Pro forma             $    0.30  $    0.29  $    0.21
Diluted net income per
 share
  As reported           $    0.64  $    0.39  $    0.23
  Pro forma             $    0.28  $    0.28  $    0.21
-------------------------------------------------------
-------------------------------------------------------

    Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.
    The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions; risk free interest rates between 6.4% and 6.8% in 1997, 5.2% and 6.2% in 1996 and between 5.9% and 6.9% in 1995; zero dividend yield for all years; expected lives of 5 years for all years; and volatility of 30 percent for all years.

    A summary of the status of the Company's fixed stock option plan and warrants issued as of December 31, 1997, 1996, and 1995, and changes during the years ending on those dates is presented below:

                                       1997                      1996                      1995
                             ------------------------  ------------------------  ------------------------
                                             WEIGHTED                  WEIGHTED                  WEIGHTED
                                              AVERAGE                   AVERAGE                   AVERAGE
                                             EXERCISE                  EXERCISE                  EXERCISE
                                  SHARES        PRICE       SHARES        PRICE       SHARES        PRICE
---------------------------------------------------------------------------------------------------------
BEGINNING OUTSTANDING          3,501,540   $   13.47     2,497,405   $    5.47     1,058,717   $    3.02
GRANTED
  Price equal to fair value    1,876,302   $   24.09     1,152,464   $   16.53     1,523,372   $    7.01
  Price in excess of fair
   value                              --          --       500,938   $   33.57         2,813   $    5.53
EXERCISED                       (252,623)  $    7.31      (614,305)  $    3.26       (80,852)  $    2.65
CANCELLED                        (41,437)  $   19.70       (34,962)  $   10.52        (6,645)  $    2.72
---------------------------------------------------------------------------------------------------------
ENDING OUTSTANDING             5,083,782   $   17.63     3,501,540   $   13.47     2,497,405   $    5.47
EXERCISABLE AS OF 12/31        2,316,553                 1,174,396                 1,194,580
Weighted average fair value
 of options granted:
Price equal to Fair Value          $9.39                     $6.12                     $3.18
Price in excess of Fair
 Value                                --                     $7.88                     $2.00
---------------------------------------------------------------------------------------------------------

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   Notes to Consolidated Financial
                                          Statements

    The following table summarizes information about fixed stock options and warrants outstanding at December 31, 1997:

                                                 OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                                       ---------------------------------------  ----------------------
                                                         WEIGHTED
                                                          AVERAGE     WEIGHTED                WEIGHTED
                                          NUMBER        REMAINING      AVERAGE     NUMBER      AVERAGE
RANGE OF                               OUTSTANDING     CONTRACTUAL    EXERCISE  EXERCISABLE    EXERCISE
 EXERCISE PRICES                        12/31/97             LIFE        PRICE   12/31/97        PRICE
------------------------------------------------------------------------------------------------------
$2.20 - $3.56                          1,039,348          6.76      $    3.43     789,575   $    3.39
$5.23 - $13.67                         1,150,582          9.23      $   12.11     494,416   $   10.77
$14.00 - $25.00                        1,109,248          9.00      $   20.48     473,016   $   19.25
$25.13 - $28.75                        1,282,773          9.13      $   25.36     391,964   $   25.49
$32.76 - $33.60                          501,831          8.90      $   33.60     167,582   $   33.60
------------------------------------------------------------------------------------------------------
$2.20 - $33.60                         5,083,782          8.62      $   17.63   2,316,553   $   14.13
------------------------------------------------------------------------------------------------------

13. BUSINESS SEGMENT INFORMATION:_______________________________________________

Segment information by industry for the years ended December 31, 1997, 1996, and 1995 follows:

(IN THOUSANDS)                                                         1997       1996       1995
-------------------------------------------------------------------------------------------------
REVENUES:
Promotional Products                                              $ 349,761  $ 289,132  $ 239,281
Telemarketing                                                        64,030     55,290     43,799
-------------------------------------------------------------------------------------------------
  Total Consolidated                                              $ 413,791  $ 344,422  $ 283,080
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
OPERATING INCOME:
Promotional Products (1)                                          $  19,010  $   9,613  $   5,792
Telemarketing                                                         6,009      5,111      3,140
-------------------------------------------------------------------------------------------------
  Total Consolidated                                              $  25,019  $  14,724  $   8,932
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS (2):
Promotional Products                                              $ 163,025  $  94,033  $  79,460
Telemarketing                                                        17,543     12,289     10,543
-------------------------------------------------------------------------------------------------
  Total Consolidated                                              $ 180,568  $ 106,322  $  90,003
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

    (1) INCLUDES CORPORATE OVERHEAD EXPENSES AND NON-RECURRING ACQUISITION CHARGES FOR ALL PERIODS PRESENTED.

    (2)CONSISTS PRIMARILY OF RECEIVABLES, INVENTORIES AND PROPERTY AND EQUIPMENT. CASH, SHORT-TERM INVESTMENTS AND OTHER ASSETS ARE CONSIDERED CORPORATE ASSETS AND ARE THEREFORE NOT INCLUDED.

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   Notes to Consolidated Financial
                                          Statements

14. UNAUDITED SELECTED QUARTERLY OPERATING RESULTS:_____________________________

The following table represents unaudited selected financial information for the eight quarters ended December 31, 1997. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments which management considers necessary for a fair presentation of the results for such periods. The operating results for any quarter are not necessarily indicative of results for any future period. All periods presented have been adjusted to reflect the effects of an entity acquired in the fourth quarter 1997 and accounted for using the pooling-of-interests method of accounting.

HA-LO INDUSTRIES, INC. AND SUBSIDIARIES   Notes to Consolidated Financial
                                          Statements

                                                                QUARTER ENDED
                         --------------------------------------------------------------------------------------------
                                             1997                                           1996
                         --------------------------------------------  ----------------------------------------------
(IN THOUSANDS, EXCEPT
 FOR PER SHARE AMOUNTS)    MAR. 31      JUNE 30   SEPT. 30    DEC. 31    MAR. 31      JUNE 30     SEPT. 30    DEC. 31
---------------------------------------------------------------------------------------------------------------------
Net sales
  Previously reported    $  80,379   $  90,854   $  98,297  $ 130,820  $  67,849   $  78,489    $  85,196   $ 106,723
  Effect of acquired
   company                   3,224       3,224       2,120      4,873      1,513       1,518        1,519       1,615
---------------------------------------------------------------------------------------------------------------------
    Total                   83,603      94,078     100,417    135,693     69,362      80,007       86,715     108,338
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Gross profit
  Previously reported       24,920      28,110      31,291     44,343     18,137      22,580       24,807      32,593
  Effect of acquired
   company                   1,212       1,212         814      1,905        432         471          470         672
---------------------------------------------------------------------------------------------------------------------
    Total                   26,132      29,322      32,105     46,248     18,569      23,051       25,277      33,265
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Net income per
 share-diluted (pro
 forma in 1996)
  Previously reported    $     .03   $     .12   $     .17  $     .32  $     .03   $     .08    $     .08   $     .21
  Effect of acquired
   company               $      --   $      --   $      --  $      --  $      --   $      --    $      --   $     .01
---------------------------------------------------------------------------------------------------------------------
    Total                $     .03   $     .12   $     .17  $     .32  $     .03   $     .08    $     .08   $     .20
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

15. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS:__

Prior to October 27, 1997, the Company's stock was quoted on the Nasdaq National Market under the symbol "HALO." The Company's common stock is now traded on the New York Stock Exchange under the symbol "HMK", and was held by approximately 250 shareholders of record as of March 23, 1998. The following table sets forth the range of high and low bid quotations for each quarterly period in 1997 and 1996 and reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                          HIGH     LOW
-------------------------------------------------------
1997
First Quarter                             29      121/2
Second Quarter                            251/4   141/2
Third Quarter                             295/16  221/2
Fourth Quarter                            293/8   231/4

1996
First Quarter                             153/8   103/4
Second Quarter                            2313/16 143/8
Third Quarter                             25      151/4
Fourth Quarter                            323/16  213/4
-------------------------------------------------------

HA-LO Industries, Inc. and Subsidiaries   Report of Independent Public
                                          Accountants

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF HA-LO INDUSTRIES, INC. AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of HA-LO Industries, Inc. (an Illinois corporation) and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HA-LO Industries, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years ended December 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.

          [ARTHUR ANDERSEN LLP]

CHICAGO, ILLINOIS,
FEBRUARY 13, 1998

20