Form 10-K, Exhibit 13
period 1998-12-31
HA LO INDUSTRIES INC
filed 1999-03-30
CIK 891285

                                                                      Exhibit 13

[LOGO]
1998 HIGHLIGHTS



1998 HIGHLIGHTS
- Recurring pre-tax net income increased to $51.2 million, an increase of 79% over 1997.

- Sales increased 27% in 1998 and reached an all-time high of $589.7 million.

- Continued aggressive growth strategy in the core promotional products industry.

- Expanded marketing services business with the acquisitions of UPSHOT and LAGA, both leaders in their marketing disciplines.


SELECTED FINANCIAL DATA



                                                                     Year Ended December 31,
                                                    ---------------------------------------------------------
                                                                                Restated (a)(b)
                                                                ---------------------------------------------
(In thousands, except per share amounts)                1998(b)      1997       1996         1995        1994
-------------------------------------------------------------------------------------------------------------
Statement of Income Data:
Net Sales                                           $589,669    $465,721    $375,736     $310,116    $218,834

Net Income                                          $ 24,750    $ 15,458    $ 10,092     $  7,309    $  9,195

Pro forma Net Income (c)                            $ 24,520    $ 14,846    $  9,879     $  5,902    $  6,346

Pro forma Net Income Per Share, Diluted (a), (c)    $   0.53    $   0.36    $   0.25     $   0.17    $   0.19

Weighted Average Shares Outstanding, Diluted (a)      46,447      41,112      40,266       34,586      32,588


Balance Sheet Data (End of Year):

Working Capital                                     $162,751    $ 78,741    $ 60,706     $ 42,286    $ 21,742

Total Assets                                        $347,017    $238,053    $147,063     $124,331    $ 92,141

Long-term Debt                                      $      -    $ 44,930    $ 29,863     $ 13,263    $ 14,917

Shareholders' Equity (d)                            $235,491    $ 85,473    $ 62,032     $ 52,091    $ 24,414

(a) The number of common shares and per share data for all periods reflects the three-for-two split that became effective February 19, 1999.

(b) All periods presented include the results of acquisitions accounted for using the pooling-of-interests method of accounting.

(c) Certain companies acquired and accounted for using the pooling-of-interests accounting method had elected to be treated as S Corporations and were therefore not subject to Federal income taxes prior to their acquisition by the Company. Pro forma net income and pro forma net income per share amounts include an unaudited provision for Federal and state taxes at an effective rate of 40%.

(d) Includes cash dividends of $11,518,000, $5,296,000, $6,887,000,
    $7,761,000 and $5,088,000 declared by acquired companies in 1998, 1997, 1996, 1995 and 1994, respectively, prior to their acquisition by the Company.

[LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following table sets forth for the years indicated the percent of net sales represented by each line item presented in the Company's Consolidated Statements of Income:


                                                                              Percent of Net Sales
------------------------------------------------------------------------------------------------------------
                                                                             Year Ended December 31,
------------------------------------------------------------------------------------------------------------
                                                                 1998              1997             1996
------------------------------------------------------------------------------------------------------------
Net Sales                                                         100.0%            100.0%           100.0%
Cost of Sales                                                      64.9%             67.4%            69.6%
Gross Profit                                                       35.1%             32.6%            30.4%
Selling Expenses                                                   13.0%             12.3%            11.9%
General and Administrative Expenses                                13.7%             13.7%            13.4%
Non-Recurring Charges, Primarily Related to Acquisitions            1.8%               .8%              .4%
------------------------------------------------------------------------------------------------------------
Operating Income                                                    6.6%              5.8%             4.7%
Interest Income (Expense), Net                                       .3%              (.5%)            (.3%)
------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                          6.9%              5.3%             4.4%
Provision for Income Taxes                                          2.7%              2.0%             1.7%
------------------------------------------------------------------------------------------------------------
Net Income                                                          4.2%              3.3%             2.7%
------------------------------------------------------------------------------------------------------------
Pro forma Net Income                                                4.2%              3.2%             2.6%
------------------------------------------------------------------------------------------------------------

The following table summarizes the concentration of net sales by each of the Company's business segments:


                                                                              Percent of Net Sales
-------------------------------------------------------------------------------------------------------------
Business Segment                                                 1998              1997             1996
-------------------------------------------------------------------------------------------------------------
Promotional Products                                               79%               75%              79%
Marketing Services                                                 11%               11%               6%
Telemarketing                                                      10%               14%              15%

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997.
Net sales for 1998 increased 26.6% to $589.7 million from $465.7 million for 1997. Of the $123.9 million increase, $96.6 million was due to internal growth and $27.3 million was from acquired companies.

Promotional product net sales increased $113.8 million in 1998. Of this amount, $86.5 million was internal, resulting in an internal growth rate for the year of 24.7%. Internal growth in this segment was due to a combination of the addition of new sales representatives, further penetration of existing customers and development of new accounts.

Net sales from the Company's marketing services, which include promotion marketing, brand strategy and identity, and presence marketing, increased 29.8% in 1998. All of the growth was internal and resulted primarily from increased penetration of existing customers.

Telemarketing net sales decreased 7.8%, or $5.0 million in 1998. The decrease was primarily related to industry overcapacity which adversely affected average billing rates. The proportion of net sales from this segment is expected to continue to decrease in 1999.

Gross profit as a percentage of net sales for 1998 was 35.1% ($207.2 million) compared to 32.6% ($152.0 million) for 1997. The increase in gross profit percentage was primarily due to a higher proportion of net sales from the promotional product and marketing services segments. Promotional product gross profit as a percentage of net sales increased in 1998 due to an increase in sales of exclusive products and more efficient purchasing of merchandise. Gross profit as a percentage of net sales in the telemarketing segment decreased 4.6% in 1998. This was due to the pricing pressures discussed above.

Selling expenses as a percentage of net sales for 1998 were 13.0% ($76.6 million) compared to 12.3% ($57.4 million) for 1997. The .7% increase was primarily due to increased commissions resulting from a greater proportion of net sales from the promotional product segment. This segment has a higher proportion of selling expenses to net sales than either marketing services or telemarketing. To a lesser extent, the increase was attributable to continued investments to enhance the Company's brand, including proprietary product arrangements and corporate visibility programs.

General and administrative expenses as a percentage of net sales for 1998 were 13.7% ($81.0 million), unchanged from 1997 ($63.8 million). The $17.1 million increase was primarily due to increased infrastructure required to support the Company's growth. Increased payroll and benefits accounted for approximately $8.4 million of the increase while occupancy and information systems costs accounted for an additional $7.2 million.

Operating results for 1998 and 1997 include pre-tax non-recurring charges of $10.3 million and $3.8 million, respectively. These expenses primarily related to completed acquisitions accounted for using the pooling-of-interests accounting method.

Net interest income in 1998 was $1.6 million compared to net interest expense of $2.2 million in 1997. The change was due to the repayment of substantially all the Company's outstanding debt with the proceeds from a secondary stock offering completed in May 1998. Excess funds were subsequently invested in interest bearing investments.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996.
Net sales increased 23.9% to $465.7 million from $375.7 million for 1996. Of the $90.0 million increase, $73.7 million was due to internal growth and $16.3 million was from acquired companies.

Promotional product net sales increased $52.9 million in 1997. Of this amount, $36.6 million was due to internal growth and the balance from acquired companies. Net sales from the Company's marketing services segment more than doubled in 1997. All of this growth was internal and was due to further penetration of its customer base. Additionally, the Company's telemarketing net sales increased 15.8%, or $8.7 million.

Gross profit as a percentage of net sales for 1997 was 32.6% ($152.0 million) compared to 30.4% ($114.4 million) for 1996. The increase in gross profit percentage was primarily attributable to the promotional product segment, which increased its gross profit as a percentage of net sales by 3.1%. This increase was due to a change in sales mix resulting in a reduction of lower margin premium sales in 1997 compared to 1996.

Selling expenses as a percentage of net sales for 1997 were 12.3% ($57.4 million) compared to 11.9% ($44.8 million) for 1996. The .4% increase was primarily due to a reduction in lower margin premium sales which were not subject to the Company's standard commission program in 1997.

General and administrative expenses as a percentage of net sales for 1997 were 13.7% ($63.8 million) compared to 13.4% in 1996 ($50.3 million). The $13.5 million increase was due to increased infrastructure required to support the Company's growth and related primarily to salary and related benefit costs.

Operating results for 1997 and 1996 include pre-tax non-recurring charges of $3.8 million and $1.7 million, respectively, to complete acquisitions accounted for using the pooling-of-interests accounting method.

Net interest expense in 1997 increased to $2.2 million from $1.1 million in 1996. The increase was due to working capital needs necessary to fund growth, an acceleration of payments to vendors of acquired companies to bring them in line with company standards and additional borrowings incurred to fund certain 1997 acquisitions.

YEAR 2000 READINESS DISCLOSURE
Date sensitive computer applications that currently record years in two-digit, rather than four-digit century format may be unable to properly categorize and process dates after December 31, 1999 (the "Year 2000 Issue"). Also, embedded computer chips that control devices such as building security systems, elevators and telephone equipment may fail, resulting in disruption of operations to the Company, its customers and suppliers.

The Company's operating divisions and subsidiaries utilize various computer systems. The Company relies on its computer systems and applications for many business critical aspects, including financial systems, (including general ledger, inventory, order processing, accounts payable and accounts receivable), customer service, creative design, warehouse automation and voice and data telecommunications. At the direction of its Board of Directors, the Company formed a Year 2000 Committee in 1998 to assess its state of readiness and address Year 2000 issues that may affect its business. The Chief Information Officer of the Company has been appointed the Year 2000 Project Executive.

The Company has completed the inventory and assessment of all key computer systems. In determining whether a system is Year 2000 compliant The Company has adopted The British Standards Institution "Definition of Year 2000 Conformity Requirements," contained in BSI Publication PD2000-1. Under this definition of Year 2000 conformity, neither performance nor functionality is affected by dates prior to, during and after the year 2000.

During the assessment phase, the Company identified several systems that were not Year 2000 ready. The Company has begun, and in certain cases, has completed plans to remediate or convert all non-compliant systems to other systems that are Year 2000 compliant. Beyond assessing the Year 2000 readiness of each system, the Company plans to develop and complete a formal Year 2000 compliance test for each system, with all testing and remediation completed by June 30, 1999. Based on the information gathered during the assessment phase, the Company does not believe that the costs of achieving Year 2000 compliance, including costs to remediate, convert and test systems will exceed $500,000. All costs relating to the Year 2000 Issue and will be funded out of general operating funds.

The Company has also initiated formal communications with its significant suppliers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their systems, business processes and supply chains. The Company believes, due to its large, diverse product supplier base, that the risk resulting from potential problems of any such supplier is minimal. However, the Company is dependent upon many key suppliers (including providers of electricity, telephone, water and gas services) and may incur disruptions of operations if any one fails to deliver product or services due to a Year 2000 problem. Upon analysis of responses of Year 2000 readiness surveys received from vendors and suppliers, the Company will prepare contingency plans to minimize the impact of operational or product supply chain disruptions resulting from the Year 2000 issue. Contingency plans will be prepared during the third and fourth quarters of 1999.

In addition to key vendor and supply chain risks, the Company is aware that it may face Year 2000 issues as a result of any business or company acquired in 1999 that is not Year 2000 compliant. The Company believes these risks can be mitigated through conversion of non-compliant systems to Year 2000 compliant systems as part of overall acquisition integration plans.

SEASONALITY
Some of the Company's customers tend to utilize a greater portion of their advertising and promotional budgets in the latter half of the year, which historically has resulted and may continue to result in a disproportionately large share of the Company's net sales being recognized in the second half of the year. The Company incurs general and administrative expenses evenly throughout the year, which historically has resulted and may continue to result in a disproportionate share of its net income being reported in the second half of the year.

LIQUIDITY AND CAPITAL RESOURCES
The Company has a credit facility with three banks. This facility, which matures on March 1, 2000, provides for an unsecured revolving line of credit totaling $75 million. Outstanding borrowings bear interest at either prime less .25% or LIBOR plus between .5% and 1.5% based on a defined ratio.

In May of 1998, the Company completed a secondary offering of 5.85 million shares of its common stock and recognized net proceeds of $117.4 million. Approximately $51 million of the proceeds were used to repay substantially all the outstanding debt of the Company. Additionally, during 1998, approximately
1.7 million shares of common stock were issued for exercises of stock options and warrants. The Company received approximately $9.3 million in proceeds on these exercises and recognized a $9.5 million tax benefit. The Company's operating cash flow for 1998 was approximately $29 million.

Cash provided by financing activities includes cash dividends paid by acquired companies accounted for as pooling-of-interests. The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future.

As of December 31, 1998, the Company's working capital was $162.8 million, including $58.2 million in cash and equivalents and investments, compared to $78.7 million as of December 31, 1997. A majority of the $84.1 million increase was attributable to proceeds remaining from the secondary offering discussed above. The remainder was attributable to the overall sales growth of the Company and a continued focus on working capital management.

Capital expenditures, excluding acquisitions, were approximately $23.3 million in 1998 compared to $10.1 million in 1997. The increase between years relates primarily to a new office and warehouse facility for one of the Company's subsidiaries. However, the Company exercised an option to sell this facility and expects to realize proceeds between $9 and $10 million in the first half of 1999. Excluding acquisitions, management expects capital expenditures to be approximately $12 million in 1999.

The Company anticipates that cash and investments on hand at December 31, 1998, availability under its credit facility and future operating cash flows will be adequate to satisfy its cash needs for the foreseeable future.

[LOGO]

CONSOLIDATED FINANCIAL STATEMENTS



Consolidated Statements of Income
                                                                          Year Ended December 31,
-----------------------------------------------------------------------------------------------------------
(in thousands, except share amounts)                               1998             1997              1996
-----------------------------------------------------------------------------------------------------------
                                                                              (Restated)        (Restated)
NET SALES                                                      $589,669         $465,721          $375,736
COST OF SALES                                                   382,503          313,756           261,362
-----------------------------------------------------------------------------------------------------------
    Gross Profit                                                207,166          151,965           114,374
SELLING EXPENSES                                                 76,639           57,354            44,795
GENERAL AND ADMINISTRATIVE EXPENSES                              80,950           63,819            50,320
NON-RECURRING CHARGES, PRIMARILY RELATED TO ACQUISITIONS         10,337            3,845             1,693
-----------------------------------------------------------------------------------------------------------
    Operating Income                                             39,240           26,947            17,566
-----------------------------------------------------------------------------------------------------------
INTEREST INCOME                                                   2,870              434               671
INTEREST EXPENSE                                                 (1,237)          (2,633)           (1,723)
-----------------------------------------------------------------------------------------------------------
    Income Before Income Taxes                                   40,873           24,748            16,514
PROVISION FOR INCOME TAXES                                       16,123            9,290             6,422
-----------------------------------------------------------------------------------------------------------
NET INCOME                                                    $  24,750        $  15,458         $  10,092
-----------------------------------------------------------------------------------------------------------
PRO FORMA INCOME DATA (unaudited):
    Pro forma adjustment for income tax provision                   230              612               213
-----------------------------------------------------------------------------------------------------------
PRO FORMA NET INCOME                                          $  24,520        $  14,846         $   9,879
-----------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE (unaudited pro forma)
    Basic                                                     $    0.55        $    0.37         $    0.26
    Diluted                                                   $    0.53        $    0.36         $    0.25
-----------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING:
    Basic                                                    44,734,301       39,628,308        38,594,051
    Diluted                                                  46,446,535       41,112,379        40,265,663
-----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


Consolidated Balance Sheets
                                                                                         December 31,
-----------------------------------------------------------------------------------------------------------
(in thousands, except share amounts)                                                1998              1997
-----------------------------------------------------------------------------------------------------------
ASSETS                                                                                          (Restated)
-----------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and equivalents                                                           $ 7,276           $ 4,808
  Short-term investments                                                          50,922                --
  Receivables--
    Trade                                                                        147,174           134,459
    Unbilled                                                                      12,679             4,517
    Other                                                                          8,953             9,308
    Related party                                                                     --               663
  Inventories                                                                     29,637            24,347
  Prepaid expenses and deposits                                                   15,139             6,912
-----------------------------------------------------------------------------------------------------------
      Total current assets                                                       271,780           185,014
-----------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, net                                                       42,225            25,121
-----------------------------------------------------------------------------------------------------------
OTHER ASSETS:
  Intangible assets, net                                                          26,621            22,569
  Other                                                                            6,391             5,349
-----------------------------------------------------------------------------------------------------------
      Total other assets                                                          33,012            27,918
-----------------------------------------------------------------------------------------------------------
                                                                                $347,017          $238,053
-----------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Current maturities of long-term debt                                           $ 3,423           $ 7,477
  Book overdraft                                                                     287             9,920
  Accounts payable                                                                63,591            48,806
  Accrued expenses--
    Commissions and wages                                                         11,355            10,187
    Customer deposits                                                             10,638             8,601
    Other                                                                         19,535            21,090
  Due to related parties                                                             200               192
-----------------------------------------------------------------------------------------------------------
      Total current liabilities                                                  109,029           106,273
-----------------------------------------------------------------------------------------------------------
LONG-TERM DEBT, less maturities shown above                                           --            44,930
-----------------------------------------------------------------------------------------------------------
DEFERRED LIABILITIES                                                               2,497             1,377
-----------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Preferred stock, no par value; 10,000,000 shares authorized
    and none issued                                                                   --                --
  Common stock, no par value; 100,000,000 shares authorized
    and 47,780,742 and 40,171,844 issued and outstanding
    in 1998 and 1997, respectively                                               198,228            66,241
  Other                                                                           (2,508)           (2,131)
  Retained earnings                                                               39,771            21,363
-----------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                 235,491            85,473
                                                                                $347,017          $238,053

The accompanying notes are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                   Common Stock
                                              ----------------------                               Total
                                                  Shares                            Retained  Shareholders'
(in thousands, except share amounts)              Issued       Amount      Other    Earnings      Equity
-----------------------------------------------------------------------------------------------------------
BALANCE, December 31, 1995 (Restated)         38,492,160     $ 47,618    $(2,426)    $ 6,899      $ 52,091
Transfer of S-Corporation retained earnings           --        3,540         --      (3,540)           --
Dividends declared by pooled companies                --       (2,201)        --      (4,686)       (6,887)
Stock bonus in connection with acquisition
  of business                                      8,153           63         --          --            63
Issuance of shares in connection
  with acquisitions                                  644           10         --          --            10
Issuance of restricted stock                       2,343           34        (34)         --            --
Amortization of unearned compensation                 --           --        240          --           240
Recognition of tax benefits from options
  and restricted stock                                --        5,244         --          --         5,244
Exercise of stock options                        921,458        2,000         --          --         2,000
Repurchase of common stock                       (71,228)        (862)        --          --          (862)
Translation Adjustment                                --           --         40          --            40
Net income for the year                               --           --         --      10,092        10,092
-----------------------------------------------------------------------------------------------------------
BALANCE, December 31, 1996 (Restated)         39,353,530       55,446     (2,180)      8,765        62,031
Dividends declared by pooled companies                --       (2,436)        --      (2,860)       (5,296)
Issuance of shares in connection
  with acquisitions                              494,423       10,273         --          --        10,273
Stock bonus in connection with acquisition
  of business                                      1,865           31         --          --            31
Amortization of unearned compensation                 --           --        257          --           257
Recognition of tax benefits from options
  and restricted stock                                --        1,984         --          --         1,984
Exercise of stock options                        378,935        1,844         --          --         1,844
Repurchase of common stock                       (56,909)        (901)        --          --          (901)
Translation Adjustment                                --           --       (208)         --          (208)
Net income for the year                               --           --         --      15,458        15,458
-----------------------------------------------------------------------------------------------------------
BALANCE, December 31, 1997 (Restated)         40,171,844       66,241     (2,131)     21,363        85,473
Dividends declared by pooled companies                --       (5,176)        --      (6,342)      (11,518)
Issuance of shares through public offering     5,853,000      117,362         --          --       117,362
Issuance of shares in connection with
  acquisitions, net                               51,986        1,426         --          --         1,426
Amortization of unearned compensation                 --           --        257          --           257
Recognition of tax benefits from options,
  warrants and restricted stock                       --        9,490         --          --         9,490
Exercise of stock options and warrants         1,728,959        9,335         --          --         9,335
Repurchase of common stock                       (25,047)        (450)        --          --          (450)
Translation Adjustment                                --           --       (634)         --          (634)
Net income for the year                               --           --         --      24,750        24,750
-----------------------------------------------------------------------------------------------------------
BALANCE, December 31, 1998                    47,780,742     $198,228    $(2,508)    $39,771      $235,491

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                 Year Ended December 31,
-----------------------------------------------------------------------------------------------------------
(in thousands)                                                              1998         1997         1996
-----------------------------------------------------------------------------------------------------------
                                                                                   (Restated)   (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income for the year                                               $ 24,750     $ 15,458     $ 10,092
  Adjustments to reconcile net income to net cash
  provided by (used for) operating activities--
      Depreciation and amortization                                        9,454        6,564        5,775
      Deferred taxes                                                        (896)         (50)        (336)
      Increase in cash surrender value                                      (433)        (246)        (112)
      Increase (decrease) in deferred liabilities--other                     120         (399)          30
      Loss (gain) on disposal of property and equipment                       65           92          (17)
  Changes in assets and liabilities,
    net of effects of acquired companies---
      Receivables                                                        (16,765)     (42,493)      (8,199)
      Inventories                                                         (1,031)      (9,436)      (1,424)
      Prepaid expenses and deposits                                       (7,872)      (2,246)      (3,073)
      Accounts payable and accrued expenses                               21,272       26,095          453
-----------------------------------------------------------------------------------------------------------
          Net cash provided by (used for)
            operating activities                                          28,664       (6,661)       3,189
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                                    (23,321)     (10,056)      (8,680)
  Proceeds on sale of property and equipment                                 788           24           58
  Decrease (increase) in short-term investments                          (50,922)       2,908          641
  Increase in other assets                                                (1,513)        (789)        (680)
  Increase (decrease) in deferred liabilities                                763         (307)        (629)
  Cash paid for acquisitions                                              (7,036)      (7,200)      (1,172)
-----------------------------------------------------------------------------------------------------------
          Net cash used for investing activities                         (81,241)     (15,420)     (10,462)
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings (payments) on long-term debt                                (11,248)       9,355        2,701
  Net borrowings (payments) under line of credit                         (38,832)       7,068       12,565
  Repayments from related party                                              663          719           60
  Decrease (increase) in book overdraft                                   (9,633)       8,082         (895)
  Cash dividends paid by pooled companies                                (11,518)      (5,296)      (6,887)
  Net proceeds from issuance of common stock                             126,697        1,845        2,038
  Repurchase of common stock                                                (450)        (901)        (862)
-----------------------------------------------------------------------------------------------------------
          Net cash provided by financing activities                       55,679       20,872        8,720
-----------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
  AND EQUIVALENTS                                                           (634)        (208)          40
-----------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                            2,468       (1,417)       1,487
CASH AND EQUIVALENTS, beginning of year                                    4,808        6,225        4,738
-----------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS, end of year                                        $ 7,276     $  4,808     $  6,225
-----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements

[LOGO]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. DESCRIPTION OF THE BUSINESS:
HA-LO Industries, Inc. and Subsidiaries (the "Company") is a brand marketing organization with diverse marketing disciplines centered around its clients' brands. The Company's core business is the distribution of promotional and premium products that physically connect brands to people through merchandise. These products are marketed by an international network of sales representatives to customers throughout the United States, Canada and Europe. Through its subsidiaries, the Company also provides promotion marketing, relationship marketing, brand strategy and identity and presence marketing services principally to large corporations throughout the United States. The Company also provides telemarketing and customer management services to large customers in the United States and Canada.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

A. PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements are prepared on the accrual basis of accounting and include the accounts of HA-LO Industries, Inc. and its majority owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

B. RECLASSIFICATION
Certain 1997 and 1996 balances have been reclassified to conform with the 1998 presentation.

C. STOCK SPLIT
On January 26, 1999, the Company's Board of Directors declared a 3-for-2 stock split. The split was effective February 19, 1999 to shareholders of record on February 5, 1999. All share and per share data has been retroactively adjusted to give effect to the stock split.

D. REVENUE RECOGNITION
Revenues derived from the distribution of promotional and premium products are recognized when merchandise is shipped to customers. Revenues from the Company's other services are recognized as services are provided.

E. CASH AND EQUIVALENTS
Cash equivalents consist principally of short-term money market instruments with original maturities of three months or less.

F. SHORT-TERM INVESTMENTS
The Company classifies investments purchased with an original maturity of three to twelve months as short-term investments. Such investments, which are held-to-maturity, relate primarily to tax-exempt securities and are carried at cost plus accrued interest. Included in short-term investments are available-for-sale marketable securities held by the Company. At December 31, 1998, the value of these securities approximates cost. The Company did not hold any available-for-sale marketable securities at December 31, 1997. There were no realized gains or losses from the sales of marketable securities in 1998, 1997 or 1996.

G. PROPERTY AND EQUIPMENT
Property and equipment are recorded at cost and are depreciated for financial reporting purposes over the estimated useful lives on a straight-line basis as follows:

Buildings                                                            15-39 years
Furniture, fixtures and equipment                                     5-10 years
Computer and telephone equipment                                       5-7 years
Vehicles                                                                 5 years
Leasehold improvements                                             Life of lease

Property and equipment at December 31 are composed of the following:

(in thousands)                                                                           1998         1997
------------------------------------------------------------------------------------------------------------
Land                                                                                  $ 1,768      $ 1,848
Buildings                                                                              12,922        3,220
Furniture, fixtures and equipment                                                      21,518       15,194
Computer and telephone equipment                                                       26,407       18,855
Vehicles                                                                                  629          231
Leasehold improvements                                                                  4,928        4,696
------------------------------------------------------------------------------------------------------------
                                                                                       68,172       44,044
Less--Accumulated depreciation                                                         25,947       18,923
------------------------------------------------------------------------------------------------------------
Property and equipment, net                                                           $42,225      $25,121
------------------------------------------------------------------------------------------------------------

H. INTANGIBLES
Intangible assets consist primarily of the cost of purchased businesses in excess of the fair value of net assets acquired and are amortized on a straight-line basis from seven to fifteen years. The Company regularly reviews the performance of acquired businesses to evaluate the realizability of the underlying goodwill. Amortization expense in 1998, 1997 and 1996 was approximately $2,732,000, $1,555,000 and $1,434,000, respectively. Accumulated amortization as of December 31, 1998 and 1997 was $7,611,000 and $4,750,000, respectively.

I. INVENTORIES
Inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

J. STATEMENTS OF CASH FLOWS
The Company considers investments purchased with an original maturity of three months or less to be cash equivalents. Supplemental cash flow information includes the following:

                                                                                        Year Ended December 31,
----------------------------------------------------------------------------------------------------------------
(in thousands)                                                                1998         1997       1996
----------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during year for interest                                         $ 1,259      $ 2,172    $ 1,654
Cash paid during year for income taxes                                     $ 5,180      $ 4,073    $ 1,768
SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES:
Recognition of common shares issued in connection with acquisitions        $ 1,426      $10,273    $    10
Recognition of tax benefits from exercise of stock options,
  warrants and restricted stock                                            $ 9,490      $ 1,984    $ 5,244
Conversion of non-operating assets to note receivable                      $   --       $ 1,530    $    --
----------------------------------------------------------------------------------------------------------------

K. FOREIGN CURRENCY TRANSLATION
Revenues and expenses from foreign operations are translated at average rates in effect at the time of the underlying transaction, with gains or losses included in income. Assets and liabilities of foreign entities are translated at year-end exchange rates with gains and losses resulting from such translations included in shareholders' equity.

L. USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

M. NEW ACCOUNTING PRONOUNCEMENTS
In 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 130, Reporting Comprehensive Income. With the exception of net income, other comprehensive income is not material to the financial statements and no disclosures other than those presented herein are required.

In 1998, the FASB issued Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. The Company has adopted this statement and no disclosures other than those presented herein are required.

In 1998, the FASB also issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company is required to adopt this standard for its fiscal year 2000. Management believes that adoption of the standard will not have a material effect in the financial statements.

NOTE 3. RECEIVABLES:
The Company provides services to customers in diversified industries and grants unsecured trade credit to customers in the normal course of business. Receivables in the accompanying consolidated balance sheets are net of reserves for doubtful accounts of approximately $2,836,000 as of December 31, 1998 and $2,749,000 as of December 31, 1997. The Company also makes advances to its sales representatives, which are applied against commissions to be earned.

No single customer accounted for more than 10% of sales in 1998 or in 1997, while sales to one major customer amounted to approximately 11% of total sales in 1996.

NOTE 4. INCOME TAXES:
The Company's provision for income taxes consists of the following amounts:

(in thousands)                                                                 1998        1997       1996
------------------------------------------------------------------------------------------------------------
Current provision                                                           $16,354     $ 9,827    $ 6,964
Deferred benefit                                                               (231)       (537)      (542)
------------------------------------------------------------------------------------------------------------
    Total provision                                                         $16,123     $ 9,290    $ 6,422
------------------------------------------------------------------------------------------------------------


The Company's effective tax rate is reconciled to the Federal statutory rate as follows:

                                                                               1998        1997       1996
------------------------------------------------------------------------------------------------------------
Federal statutory rate                                                        35.0%       35.0%      34.0%
State income taxes (net of Federal benefit)                                    5.0         5.0        5.0
Valuation allowance                                                            1.6         2.0        1.2
Effect of non-taxable S-Corporation (earnings)/losses                         (0.6)       (2.5)       3.6
Other                                                                         (1.6)       (2.0)      (4.9)
------------------------------------------------------------------------------------------------------------
Effective tax rate                                                            39.4%       37.5%      38.9%
------------------------------------------------------------------------------------------------------------


Deferred income taxes result from temporary differences in the recognition of revenue and expense items for income tax and financial reporting purposes and are summarized as follows:

                                                                                          (Asset)/Liability

                                                                                          -----------------
(in thousands)                                                                            1998        1997
-----------------------------------------------------------------------------------------------------------
DEFERRED TAXES--CURRENT:
Credits due                                                                            $ 1,267     $ 1,471
Advanced commissions                                                                       249         168
Non-deductible reserves                                                                 (1,592)       (461)
Inventory valuation                                                                       (242)       (202)
Other                                                                                       57         117
-----------------------------------------------------------------------------------------------------------
    Total deferred taxes-current                                                       $  (261)    $ 1,093
DEFERRED TAXES--NON-CURRENT:
Samples                                                                                $   735     $   589
Acquisition costs                                                                       (2,923)     (1,650)
Depreciation                                                                             1,021         744
Amortization                                                                              (916)       (732)
Deferred costs                                                                            (433)       (367)
Basis difference in acquired companies                                                     920          --
Other                                                                                       --          (2)
-------------------------------------------------------------------------------------------------------------------
    Total deferred taxes-non-current                                                    (1,596)     (1,418)
-------------------------------------------------------------------------------------------------------------------
Less: Valuation allowance                                                                1,461         825
-------------------------------------------------------------------------------------------------------------------
    Total deferred taxes--non-current, net of valuation allowance                         (135)       (593)
-------------------------------------------------------------------------------------------------------------------
    Total deferred tax (asset) liability                                               $  (396)    $   500
-------------------------------------------------------------------------------------------------------------------

Current and non-current deferred tax assets are included in prepaid expenses and other assets, respectively, on the accompanying consolidated balance sheets. Current deferred tax liabilities are included in other accrued expenses.

The tax benefit of costs incurred to complete certain acquisitions will be realized only in the event such companies are sold. As such, the Company has provided a valuation allowance against its long-term deferred tax asset to reflect the potential that the tax benefit of these costs may not be realized.

NOTE 5. PRO FORMA NET INCOME PER SHARE (UNAUDITED):
The unaudited pro forma income data in the consolidated statements of income for 1998, 1997 and 1996 provides information as if S-Corporations acquired and accounted for using the pooling-of-interests accounting method had been C-Corporations for income tax purposes.

NOTE 6. DEBT:
Subsequent to year end, the Company refinanced its credit facility. The new facility, which matures March 1, 2000, provides for an unsecured revolving credit line of $75 million. Outstanding borrowings bear interest at either prime less .25% or the London Interbank Offered Rate (LIBOR) plus between .50% and 1.5% based on a defined ratio. The agreement contains certain financial covenants that the Company must meet, including minimum tangible net worth, maximum leverage, and fixed charge coverage ratio.

At December 31, 1998, a subsidiary of the Company had a secured term loan in the amount of $1.6 million maturing on June 1, 1999 with interest accruing at a rate of .50 percentage points below the prime rate. The loan was secured by certain financial assets of the subsidiary. The loan has subsequently been paid in full.

One of the Company's European subsidiaries has revolving credit facilities with several banks. These facilities provide for borrowings of up to $5 million at rates ranging from 8-13%.

As of December 31, 1998, the prime rate was 7.75% and LIBOR was 6.0%.

Long-term debt at December 31, was as follows:

(in thousands)                                                                           1998         1997
-----------------------------------------------------------------------------------------------------------
Revolving credit line                                                                 $   816      $41,066
Secured term loan                                                                       1,604           --
Other debt                                                                                786       11,069
Capital leases                                                                            217          272
-----------------------------------------------------------------------------------------------------------
                                                                                        3,423       52,407
Less--current maturities                                                                3,423        7,477
-----------------------------------------------------------------------------------------------------------
Long term debt, net                                                                   $    --      $44,930
-----------------------------------------------------------------------------------------------------------

NOTE 7. RELATED-PARTY TRANSACTIONS:
A member of the Board of Directors renders acquisition consulting services to the Company pursuant to an agreement. The director's compensation is strictly contingent upon the successful completion of an acquisition. During 1998, the director earned cash compensation of approximately $770,000 and was granted 264,400 options at fair market value at the date of grant. During 1997, the director earned cash compensation of approximately $1,564,000 and was granted 153,383 options at fair market value at the date of grant. During 1996, the director earned cash compensation of approximately $307,000 and was granted 85,926 options.

During part of 1998, a wholly owned subsidiary of the Company leases its corporate headquarters from the Vice Chairman of the Board ("Vice Chairman") of the Company. Rental lease payments under this lease were $25,000 per month. In connection with an acquisition, the Vice Chairman converted certain non-operating assets of the acquired company to a $1,530,000 note receivable, bearing interest at 7%. The balance has been fully paid.

In connection with the acquisition discussed above, the Company exercised an option to sell an office and warehouse facility to an entity controlled by the Vice Chairman. After the sale, to be completed by April 5, 1999, the Company will lease the facility. Proceeds from the sale are expected to be between $9 and $10 million.

In 1998 and 1997, the Company paid approximately $1,067,000 and $545,000, respectively, to an entity in which the Vice Chairman indirectly owns a 49% interest. Payments were for embroidery and other services rendered.



NOTE 8. COMMITMENTS AND CONTINGENCIES:
The Company has operating lease commitments primarily relating to sales and support facilities in addition to certain office equipment. These leases expire at various dates through December, 2015. This includes a lease for a new facility, under construction, which the Company is expected to occupy in late 2000. The aggregate annual minimum lease payments under non-cancelable leases on December 31, 1998 are as follows:

Year ending December 31--(in thousands)
--------------------------------------------------------------------------------
1999                                                                     $ 8,900
2000                                                                      11,628
2001                                                                      14,188
2002                                                                      13,655
2003                                                                      12,959
Thereafter                                                               137,078
--------------------------------------------------------------------------------
                                                                        $198,408
--------------------------------------------------------------------------------


Rent expense (exclusive of operating expenses) charged for the facilities totaled approximately $6,838,000, $5,560,000 and $3,787,000 for 1998, 1997 and
1996, respectively.

At December 31, 1998, the Company had approximately $2,974,000 in outstanding letters of credit issued in the ordinary course of business.

During 1998, a subsidiary of the company experienced a fire at one of its locations. The company carried both property and business interruption insurance to cover the risks associated with such an event. At the time of the fire, a new facility was under construction. The Company has since relocated to the new facility and operations have returned to normal.

Various lawsuits have arisen in the ordinary course of the Company's business. The Company believes that its defenses are meritorious and that the eventual outcome of those lawsuits will not have a material effect on the Company's financial position or results of operations.

NOTE 9. BUSINESS COMBINATIONS:
During 1998, the Company acquired six companies. Three of the acquisitions were accounted for as pooling-of-interests. In June, 1998, the Company completed the acquisition of a promotion marketing agency, Promotional Marketing, L.L.C, (d/b/a/UPSHOT), for approximately 3.3 million shares of its common stock. In August, 1998, the Company completed the acquisition of a brand strategy and identity agency, Lipson Associates, Inc. d/b/a/ Lipson Alport Glass & Associates
(LAGA), for approximately 2.6 million shares of its common stock. In November 1998, the Company acquired a premium promotional products company, Premier Promotions and Marketing, Inc. for approximately 2.7 million shares of its common stock. The consolidated financial statements for all periods presented have been restated to include the results of these acquired companies.

The following table presents a reconciliation of net sales and net income reported prior to the 1998 acquisitions accounted for as pooling-of-interests to those presented in the accompanying consolidated financial statements:

(in thousands)                                                            1998          1997          1996
----------------------------------------------------------------------------------------------------------
Net sales--
Prior to acquisition                                                  $545,659      $413,791      $344,422
Acquired companies                                                      44,010        51,930        31,314
----------------------------------------------------------------------------------------------------------
    Net sales                                                         $589,669      $465,721      $375,736
----------------------------------------------------------------------------------------------------------
Pro forma net income--
Prior to acquisition                                                  $ 21,139      $ 13,882       $ 8,241
Acquired companies                                                       3,381           964         1,638
----------------------------------------------------------------------------------------------------------
    Pro forma net income                                              $ 24,520      $ 14,846       $ 9,879
----------------------------------------------------------------------------------------------------------

The Company also acquired two distributors of promotional products and one promotion marketing agency during 1998 that were accounted for as purchases. These companies were acquired for an aggregate 87,000 shares of the Company's common stock and $3.7 million in cash. The common stock issued in these acquisitions had a fair market value of approximately $1.8 million. Goodwill resulting from these acquisitions is being amortized on a straight-line basis over 15 years. The consolidated financial statements include the results of these acquired companies since the date of acquisition.



During 1997, the Company acquired eight companies. Four of the acquisitions were accounted for as pooling-of-interests. In January, 1997, the Company completed the acquisitions of two distributors of promotional products, Creative Concepts in Advertising, Inc. and Creadis Group, Inc. for an aggregate of approximately
4.3 million shares of its common stock. Two other promotional product distributors and one telemarketing company were also acquired for an aggregate of approximately 1.4 million shares of the Company's common stock.

The consolidated financial statements for all periods preceding these acquisitions have been restated to include their results.

In addition to the acquisitions discussed above, the Company acquired two U.S. and two European based distributors of promotional products during 1997 that were accounted for as purchases. The U.S. based companies were acquired for approximately 330,000 shares of the Company's common stock. The common stock issued in these acquisitions had an aggregate fair market value of approximately $5.3 million. The European based companies were purchased for an aggregate of $6.0 million in cash and approximately 285,000 shares of the Company's common stock. The common stock issued in these acquisitions had an aggregate fair market value of approximately $5.2 million. The consolidated financial statements include the results of these acquired companies since the date of acquisition.

During 1996, the Company acquired two companies. One of the companies was accounted for under the purchase method of accounting and acquired for approximately 600 shares of the Company's common stock and the assumption of certain liabilities. This acquisition was not material to the Company's consolidated financial statements.

The second acquisition was completed on September 30, 1996 and was accounted for as a pooling-of-interests. The Company issued approximately 4.8 million shares of its common stock for all the outstanding shares of two telemarketing companies.

NOTE 10. CAPITAL STOCK AND EARNINGS PER SHARE:
In May, 1998, the Company sold, through a public offering, 5,853,000 shares of its common stock. The net proceeds realized from the offering were approximately $117.4 million.

In connection with the termination of certain acquired companies' S-Corporation status, the Company was required to transfer undistributed retained earnings to common stock. Dividends paid by the predecessor companies are shown as a reduction of retained earnings to the extent of their net income, with the remainder reducing common stock.

FASB Statement No. 128, Earnings Per Share, provides the guidelines for the calculation of earnings per share. Under this statement, basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of shares assuming dilutive stock options and warrants outstanding were exercised during the period. The computation of net income per share was as follows:

(in thousands, except per share amounts)                                    1998         1997         1996
-----------------------------------------------------------------------------------------------------------
Net income (pro forma)                                                   $24,520      $14,846      $ 9,879
Net income per share--Basic:
  Weighted average common shares                                          44,734       39,628       38,594
  Net income per share--Basic                                            $   .55      $   .37      $   .26
Net income per share--Diluted:
  Weighted average common shares                                          44,734       39,628       38,594
  Effect of dilutive stock options and warrants                            1,713        1,484        1,672
-----------------------------------------------------------------------------------------------------------
Weighted average shares assuming dilution                                 46,447       41,112       40,266
-----------------------------------------------------------------------------------------------------------
Net income per share--Diluted                                            $   .53      $   .36      $   .25
-----------------------------------------------------------------------------------------------------------

NOTE 11: UNAUDITED SUPPLEMENTAL EARNINGS PER SHARE:


A portion of the net proceeds from the public offering described above were used to repay substantially all debt outstanding on the Company's credit facilities. Had the debt retirement taken place on January 1, 1997, the unaudited pro forma net income per basic and diluted share would not have been materially different from that reflected in the accompanying consolidated statements of income.

NOTE 12. STOCK WARRANTS:
In January, 1995, the Company signed a multi-year agreement to provide premium promotional products to a customer. The initial term of the agreement was five years, but was extended through 2004 in December, 1995. In connection with the initial term of the agreement, the Company granted warrants to purchase 1,124,452 shares of the Company's common stock at $2.37 per share. These warrants vest at the end of nine years but can be accelerated if minimum purchase levels are achieved. The Company also issued 562,420 warrants at $8.89 per share in connection with the extension of the agreement. These warrants expire

January 11, 2011 and were recorded at their fair market value as a deferred marketing cost in shareholders' equity. This cost will be charged against income over the five-year term of the extension, beginning in January, 2000.

NOTE 13. STOCK OPTIONS:
The Company has two stock plans which provide for reservation and issuance of options to purchase shares of the Company's common stock, restricted stock, stock appreciation rights and phantom stock awards. The number of option shares or rights to be issued and the terms thereof are at the discretion of the Compensation Committee of the Company's Board of Directors. Pursuant to the plans, an aggregate of 14,834,822 shares of the Company's common stock have been reserved. At December 31, 1998, there was an aggregate 3,598,671 available for future grant under the plans. The exercise price for incentive stock options and non-qualified stock options granted under the plans may not be less than 100% and 85%, respectively, of the fair market value of the common stock at the date of grant. As granted under the plans, the majority of the options vest annually over two or three years, commencing one year from the date of grant. All options granted under the plans expire ten years from the date of grant.

The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share amounts)                                      1998         1997       1996
----------------------------------------------------------------------------------------------------------
Net income (pro forma)
  As reported                                                              $24,520      $14,846     $9,879
  Pro forma                                                                $17,222      $ 7,143     $7,537
Basic earnings per share
  As reported                                                              $   .55      $   .37     $  .26
  Pro forma                                                                $   .38      $   .18     $  .20
Diluted earnings per share
  As reported                                                              $   .53      $   .36     $  .25
  Pro forma                                                                $   .37      $   .17     $  .19
----------------------------------------------------------------------------------------------------------

Because the disclosure requirements of FASB Statement No. 123 have not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions; risk free interest rates between 4.6% and 5.6% in 1998, 6.4% and 6.8% in 1997 and 5.2% and 6.2% in 1996; zero dividend yield for all years; expected lives of 4 years for 1998 and 5 years for 1997 and 1996; and volatility of 40 percent for 1998 and 30 percent for 1997 and 1996.

A summary of the status of the Company's fixed stock option plans and warrants issued as of December 31, 1998, 1997, and 1996, and changes during the years ending on those dates is presented below:

                                           1998                     1997                     1996
                                      ------------------     --------------------    ---------------------
                                                Weighted                 Weighted                 Weighted
                                                 Average                  Average                  Average
                                                Exercise                 Exercise                 Exercise
                                       Shares      Price        Shares      Price        Shares      Price
----------------------------------------------------------------------------------------------------------
BEGINNING OUTSTANDING               7,625,672        $11.76  5,252,310        $ 8.98  3,746,108     $ 3.65
GRANTED
    Price equal to fair value       3,294,210        $17.59  2,814,453        $16.06  1,728,696     $11.02
    Price in excess of fair value          --         --            --         --       751,407     $22.38
EXERCISED                          (1,729,022)       $ 5.40   (378,935)       $ 4.87   (921,458)    $ 2.17
CANCELLED                             (73,035)       $15.38    (62,156)       $13.13    (52,443)    $ 7.01
----------------------------------------------------------------------------------------------------------
ENDING OUTSTANDING                  9,117,825        $15.03  7,625,672        $11.76  5,252,310     $ 8.98

EXERCISABLE AS OF 12/31             3,831,682                3,474,830                1,761,594
Weighted average fair value
  of options granted:
    Price equal to fair value           $6.73                    $6.26                    $4.08
    Price in excess of fair value          --                       --                    $5.25
----------------------------------------------------------------------------------------------------------

The following table summarizes information about fixed stock options and warrants outstanding at December 31, 1998:


                                       OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                                ---------------------------------------            -----------------------
                                             Weighted
                            Number            Average          Weighted           Number          Weighted
Range of               Outstanding          Remaining           Average      Exercisable           Average
Exercise Prices            12/31/98  Contractual Life    Exercise Price         12/31/98    Exercise Price
----------------------------------------------------------------------------------------------------------
$ 1.47--$ 2.37              530,039              5.61            $ 2.21          317,119            $ 2.11
$ 3.49--$ 5.60              199,772              6.66            $ 4.99          199,772            $ 4.99
$ 6.00--$ 9.11            1,090,977              9.05            $ 8.94          518,582            $ 8.99
$ 9.33--$12.67              544,989              7.73            $10.86          497,243            $10.88
$12.83--$19.71            5,159,862              8.68            $16.42        1,765,501            $16.39
$20.04--$23.29            1,592,186              8.85            $21.66          533,465            $22.33
----------------------------------------------------------------------------------------------------------
$ 1.47--$23.29            9,117,825              8.47            $15.03        3,831,682            $13.73
----------------------------------------------------------------------------------------------------------

NOTE 14. BUSINESS SEGMENT INFORMATION:
The Company's reportable segments are strategic business units that offer different products and services. Summarized financial information by business segment follows:

                                                                                          December 31,
-----------------------------------------------------------------------------------------------------------
(in thousands)                                                            1998          1997          1996
-----------------------------------------------------------------------------------------------------------
Net Sales:
-----------------------------------------------------------------------------------------------------------
Promotional products                                                  $464,826      $350,981      $298,084
Marketing services                                                      65,801        50,711        22,362
Telemarketing                                                           59,042        64,029        55,290
-----------------------------------------------------------------------------------------------------------
    Total consolidated                                                $589,669      $465,721      $375,736
-----------------------------------------------------------------------------------------------------------
Operating income:
-----------------------------------------------------------------------------------------------------------
Promotional products (1)                                              $ 29,550      $ 16,910      $ 10,737
Marketing services                                                       6,320         4,028         1,718
Telemarketing                                                            3,370         6,009         5,111
-----------------------------------------------------------------------------------------------------------
    Total consolidated                                                $ 39,240      $ 26,947      $ 17,566
-----------------------------------------------------------------------------------------------------------
Depreciation and amortization:
-----------------------------------------------------------------------------------------------------------
Promotional products                                                   $ 7,064       $ 4,410       $ 3,853
Marketing services                                                         708           690           566
Telemarketing                                                            1,682         1,464         1,356
-----------------------------------------------------------------------------------------------------------
    Total consolidated                                                 $ 9,454       $ 6,564       $ 5,775
-----------------------------------------------------------------------------------------------------------
Total assets:
--------------------------------------------------------------------------------------------
Promotional products                                                  $237,515      $194,708
Marketing services                                                      35,004        18,459
Telemarketing                                                           16,300        20,078
Corporate (2)                                                           58,198         4,808
--------------------------------------------------------------------------------------------
    Total consolidated                                                $347,017      $238,053
--------------------------------------------------------------------------------------------
Capital expenditures:
--------------------------------------------------------------------------------------------
Promotional products                                                  $ 19,917       $ 5,719
Marketing services                                                       2,428         1,918
Telemarketing                                                              976         2,419
--------------------------------------------------------------------------------------------
    Total consolidated                                                $ 23,321      $ 10,056
--------------------------------------------------------------------------------------------

(1) Includes corporate overhead expenses for all periods presented. (2) Cash and short-term investments are considered corporate assets.

(2) Cash and short-term investments are considered corporate assets.

Summarized financial information by geographic area follows:

                                                                                    December 31,
-----------------------------------------------------------------------------------------------------------
(in thousands)                                                            1998          1997          1996
-----------------------------------------------------------------------------------------------------------
Revenues:
-----------------------------------------------------------------------------------------------------------
United States                                                         $541,490      $440,349      $352,917
Foreign                                                                 48,179        25,372        22,819
-----------------------------------------------------------------------------------------------------------
    Total consolidated                                                $589,669      $465,721      $375,736
-----------------------------------------------------------------------------------------------------------
Long-lived assets:
-----------------------------------------------------------------------------------------------------------
United States                                                         $ 63,178      $ 42,931      $ 31,231
Foreign                                                                 11,926         9,510         1,218
-----------------------------------------------------------------------------------------------------------
    Total consolidated                                                $ 75,104      $ 52,441      $ 32,449
-----------------------------------------------------------------------------------------------------------

NOTE 15. UNAUDITED SELECTED QUARTERLY OPERATING RESULTS:
The following table represents unaudited selected financial information for the eight quarters ended December 31, 1998. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments which management considers necessary for a fair presentation of the results for such periods. The operating results for any quarter are not necessarily indicative of results for any future period. All periods presented have been adjusted to reflect the effects of pooled entities acquired during 1998 and accounted for using the pooling-of-interests method of accounting and a three-for-two stock split announced in 1999.

                                                           Quarter Ended
-----------------------------------------------------------------------------------------------------------

(in thousands,                          1998                                        1997
except per            ----------------------------------------    -----------------------------------------
share amounts)        Mar. 31   June  30   Sept. 30    Dec. 31    Mar. 31    June 30   Sept. 30    Dec. 31
-----------------------------------------------------------------------------------------------------------
Net sales
  Previously
    reported         $109,376   $127,888   $143,192              $ 83,593   $ 98,477   $111,185   $135,702
  Effect of pooled
    companies          15,439     10,350      7,477                11,235      7,616      3,341     14,572
-----------------------------------------------------------------------------------------------------------
    Total            $124,815   $138,238   $150,669   $175,948   $ 94,828   $106,093   $114,526   $150,274
-----------------------------------------------------------------------------------------------------------
Gross profit
  Previously
    reported         $ 35,956   $ 43,082   $ 50,746              $ 26,122   $ 30,056   $ 36,330   $ 46,257
  Effect of pooled
    companies           6,185      5,864      3,534                 4,321      3,442        308      5,129
-----------------------------------------------------------------------------------------------------------
    Total            $ 42,141   $ 48,946   $ 54,280   $ 61,799   $ 30,443   $ 33,498   $ 36,638   $ 51,386
-----------------------------------------------------------------------------------------------------------
Net income per
  share--diluted
  (pro forma)
  Previously
    reported         $    .06   $    .10   $    .13              $    .02   $    .07   $    .11   $    .21
  Effect of pooled
    companies              --        .01        .01                   .01      --          (.01)      (.04)
-----------------------------------------------------------------------------------------------------------
    Total            $    .06   $    .11   $    .14   $    .20   $    .03   $    .07   $    .10   $    .17
-----------------------------------------------------------------------------------------------------------

NOTE 16. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
Matters: The Company's Common Stock is publicly traded on the New York Stock Exchange under the symbol "HMK." As of March 2, 1999, there were 315 holders of record of the Company's Common Stock. The following table sets forth, for the periods indicated, the range of high and low sales prices, by quarter, for the Common Stock.

                                                 High       Low
---------------------------------------------------------------------
1998
First quarter                                    $25 9/16    $16 5/16
Second quarter                                    23 13/16    19 1/16
Third quarter                                     23 9/16     14 7/8
Fourth quarter                                   $25 3/16    $14 15/16

1997
First quarter                                    $19 5/16    $ 8 5/16
Second quarter                                    16 13/16     9 11/16
Third quarter                                     19 9/16     15
Fourth quarter                                   $19 9/16    $15 1/2
---------------------------------------------------------------------

NOTE 17. SUBSEQUENT EVENTS:
In January, 1999, the Company completed the acquisition of a French based promotional products company for approximately 400,000 shares of HA-LO common stock, which had a fair market value of $9.0 million, and $27.5 million in cash.

[LOGO]


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of HA-LO Industries, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of HA-LO Industries, Inc. (an Illinois corporation) and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HA-LO Industries, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years ended December 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.

/s/Arthur Anderson LLP
----------------------
ARTHUR ANDERSEN LLP

Chicago, Illinois,
March 1, 1999



38